================================================================================

        **CONFIDENTIAL**

        NationsBanc Capital Markets, Inc.

        STRATEGIC RAIL FREIGHT VALUE
        OF THE
        NORTH CAROLINA RAILROAD

        November 1996

--------------------------------------------------------------------------------

        Prepared by:
        Corporate Strategies, Inc.
        5415-A Backlick Road
        Springfield, VA 22151

        (703) 941-0560

                   [Letterhead of Corporate Strategies, Inc.]

                                November 18, 1996
                              * * CONFIDENTIAL * *

John Laughlin, Vice President
NationsBanc Capital Markets, Inc.
11th Floor MC-1-007-1109
NationsBank
100 North Tryon St.
Charlotte, NC 28255

Dear Mr. Laughlin:

      Corporate Strategies, Inc. (CSI) has completed its study to evaluate the Strategic Rail Freight Value of the North Carolina Railroad. The objective of our study was to help NationsBanc Capital Markets, Inc. determine a fair market value for buying out minority shareholders, whether there is an underlying value of NCRR that supports an offer that is significantly higher than the current price for NCRR stock, marketed in the OTC market.

      Our study supports earlier findings, that for use as a railroad, the $8 million lease rate agreed to by the Norfolk Southern is not an unreasonable amount or basis for valuation (along with other lesser income considerations). The study also notes that NS would incur higher costs to avoid NCRR, mostly through loss of revenues, and that upgrading its alternate route from Charlotte to Greensboro via Winston Salem would be costly, add transit time, and that urban related issues could limit the amount of traffic that could be moved via this route. In summary, NCRR needs NS and NS benefits from NCRR, but the $8 million lease approaches the threshold where NS may justify the cost to gain 100 percent control of its operations without dealing with the owners of the NCRR.

      Our report is divided into an Executive Summary, four chapters, and two appendices:

            Executive Summary
            I - Introduction
            II - Review of Prior Studies
            III - Additional Cost to NS to Bypass NCRR
            IV - Pro Forma Analysis of NS Without a Lessee
            Appendix A - NS Unit Cost Development
            Appendix B - NCRR Pro Forma Development Without Lessee

      We would be pleased to answer questions concerning the enclosed report.

                                         Very truly yours,


                                         /s/ Robert H. Leilich

                                         Robert H. Leilich
                                         President

================================================================================

        **CONFIDENTIAL**

        NationsBanc Capital Markets, Inc.

        STRATEGIC RAIL FREIGHT VALUE
        OF THE
        NORTH CAROLINA RAILROAD

        November 1996

--------------------------------------------------------------------------------

        Prepared by:
        Corporate Strategies, Inc.
        5415-A Backlick Road
        Springfield, VA 22151

        (703) 941-0560

                           Corporate Strategies, Inc.
--------------------------------------------------------------------------------

                          STRATEGIC RAIL FREIGHT VALUE
                                     OF THE
                             NORTH CAROLINA RAILROAD

                                TABLE OF CONTENTS

EXECUTIVE SUMMARY

      Chapter I - Introduction.........................................      i
      Chapter II - Review of Prior Studies.............................      i
      Chapter III - Additional Cost to NS to Bypass NCRR...............     ii
      Chapter IV - Pro Forma Analysis of NS without Lessee.............    iii
      Conclusions......................................................     iv

CHAPTER I - INTRODUCTION

      Nature of the Problem............................................  I - 1
      Study Objectives.................................................  I - 2

CHAPTER II - REVIEW OF NEGOTIATIONS AND PREVIOUS STUDIES

      NCRR Ownership..................................................  II - 1
      Buyout of Minority Shares by North Carolina.....................  II - 2
      Summary of Least History........................................  II - 3
      Summary of Rejected Lease Terms.................................  II - 4
      Applicable Interstate Commerce Act Law..........................  II - 5
      Shareholder Derivative Legal Actions............................  II - 6
      STB Petition....................................................  II - 7
      Summary of Prior Studies........................................  II - 8
      NCRR Comments................................................... II - 15
      CSI Observations................................................ II - 20

CHAPTER III - ADDITIONAL COST TO NS TO BYPASS NCRR

      Overview........................................................ III - 1
      Diversion of Overhead Traffic................................... III - 1
      Diversion of Other Traffic...................................... III - 3
      Calculation of NS Cost Increases and Revenue Losses............. III - 3

CHAPTER IV -  PRO FORMA ANALYSIS OF NCRR OPERATIONS WITHOUT NS AS
              LESSEE

      Overview......................................................... IV - 1
      Pro Forma Development............................................ IV - 2
      Conclusions...................................................... IV - 4
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                                LIST OF EXHIBITS

Exhibit                                                                   Page
-------                                                                   ----

I-1          Norfolk Southern and NCRR Leased Lines                      I - 3

II-1         1993 North Carolina Railroad Traffic Estimates             II - 9

II-2         Summary of Pro Forma Evaluation                           II - 13

II-3         NCRR Action Alternatives                                  II - 14

II-4         Charlotte to Greensboro Upgrade Costs (Existing Line)     II - 16

II-5         Charlotte to Greensboro Second (Main) Track Construction  II - 17

III-1        Summary of Estimated Incremental Ns Operating Statistics
             to Bypass NCRR                                            III - 4

III-2        Summary of Estimated Incremental NS Operating Costs to
             Bypass NCRR - 1995 NS Cost Base - 3rd QTR 1996 Cost Level III - 5

III-3        North Carolina Railroad and Connecting Lines              III - 9

III-4        Net NS Costs to Avoid NCRR                                III - 8

IV-1         Summary of First Year Pro Forma Estimates, NCRR as an
             Independent Operator Under Ns Diverted Traffic
             Assumptions                                                IV - 3
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                                EXECUTIVE SUMMARY

      The following summarizes observations, comments, findings, and conclusions of the four chapters contained in this study.

CHAPTER I - INTRODUCTION

      Principal study objectives are to:

      1. Review the history of negotiations and contributing studies, making constructive comments as appropriate;

      2.    Estimate the cost to NS to implement alternatives to using NCRR;
            and,

      3. Review the feasibility and financial impact of NCRR operations without a lessee, including preparation of pro forma financial statements for each of three NCRR segments (Charlotte-Greensboro, Greensboro-Raleigh, and Raleigh-Morehead City).

      A map of involved rail lines is shown in Exhibit I-1.

CHAPTER II - REVIEW OF PRIOR STUDIES

      Key points extracted from prior studies, NCRR's Proxy Statement, and CSI's comments are as follows:

      o The $8 million lease accepted by NCRR after nearly two years of negotiations is inadequate in the eyes of minority shareholders.

      o By virtually every measure examined by the Board and consultants (including CSI), the $8 million lease rate is reasonable or superior in value.

      o NS has indicated an unwillingness to increase its offer and is threatening to divert up to 75 percent of all traffic (non-captive overhead) to alternative routes if the lease is not renewed.

      o NS could divert substantial additional NCRR originating and terminating traffic in cities reached by its own lines (reducing NCRR traffic to less than 12 percent of traffic currently handled, as described in Chapters III and IV).

      o The Surface Transportation Board (STB) has economic jurisdiction to prescribe and apply a methodology for determining a reasonable lease rate, but may not be able to force NS to accept a higher rate if NS


                                       i                        **CONFIDENTIAL**
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            decides not to renew the lease. A decision could take up to 18 months (longer with appeals).

      o NS cannot discontinue service, nor can NCRR (or third party operator) provide service without STB approval. This could take months or years more to resolve.

      o Meanwhile, NS is disinvesting in the property by withholding maintenance expenditures and traffic development. Discussions with the State on corridor development are on hold.

      o One study determined that on a Net Reproduction Cost Less Depreciation (NRCLD) basis the NCRR could be worth up to $400+ million. This exercise is meaningless as a measure of value, since the railroad would never be built at this cost, given the far less expensive alternatives which exist.

      o Even though alternative use of NCRR property could increase value, it is a fact of life that the property is a rail corridor, most of which cannot be used for any other purpose (the public and STB would not allow it).

      o NCRR's primary value is as a railroad. Because so much traffic is controlled by NS, it is of greatest value to NS. Without NS traffic, NCRR would be of lesser value to the State or other third party.

      o Alternatives of NS to divert traffic are real, though it will require some major capital costs, some incrementally higher costs per unit of traffic, and possibly longer transit times.

CHAPTER III - ADDITIONAL COST TO NS TO BYPASS NCRR

      CSI's study concluded the following:

      o All non-captive overhead traffic could be diverted via a variety of alternate routes.

      o Diversion of all traffic via NS's Charlotte-Greensboro line is technically feasible, but severe constraints with respect to heavy vehicular traffic and grade crossings, close proximity to residential and industrial developments, bridges, sharp curves, and even rolling (but not severe) gradients do not make this route a practical alternative. However, we believe this line, properly upgraded, could handle 15 - 20 trains per day.


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      o     Most line-haul traffic originating and terminating on NCRR in
            Charlotte, Salisbury, Lexington, Greensboro, and Raleigh could be retained by NS under switching rights or switching rates.

      o NS could operate without Linwood (Spencer) yard and would not require a new yard on any alternate route.

      o Certain costs to upgrade the alternate NS line between Charlotte and Greensboro are believed to be overestimated. For example:

            -     train control (signal costs) are too high;

            - much less than 65 MPH second main track is required (CSI believes long passing sidings every 5 - 10 miles would be adequate); and

            - the Winston-Salem Greensboro line is already a high quality, heavy duty line (but without signals).

      o The Wilbur Smith study did not address costly bridge rebuilding or severe grade crossing issues which must be resolved.

      The net cost for NS to bypass NCRR is estimated to be about:

                           NET NS COSTS TO AVOID NCRR

                                                     Annuity Dollars
                        Item                           (Millions)

          Reduction in track maintenance costs           ($9.4)
          Savings in NCRR lease payments                  (8.0)
          Savings in other operating costs                (7.7)
          Capital improvements amortization*              14.5
          Lost revenue                                    13.8
                                                         -----
          Net annual cost increase*                       $3.2

          * This annuity is very sensitive to initial capital costs to upgrade the alternative route. If costs are $50 million higher than the $150 million assumed, it adds $4.6 million in annuity costs.

CHAPTER IV - PRO FORMA ANALYSIS OF NCRR WITHOUT LESSEE

      Inadequate traffic details and uncertainties with respect to possible NS actions and payments to NCRR make it impossible to reliably estimate NCRR operating costs if NS were to divert traffic from NCRR. Other findings and conclusions in this chapter were:

      o The continued need for NCRR to maintain passenger level track standards will far exceed payments from Amtrak and severely impact the viability of NCRR on a stand alone basis.


                                       iii                    **CONFIDENTIAL**
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      o     The net cost of continuing passenger service is $1.8 million in excess of Amtrak's $.6 million payments.

      The probable "worst case" cost of independent operations of NCRR is:

                    SUMMARY OF FIRST YEAR PRO FORMA ESTIMATES
                         NCRR AS AN INDEPENDENT OPERATOR
                      UNDER NS DIVERTED TRAFFIC ASSUMPTIONS
                                 ($ Thousands*)

                               Charlotte-  Greensboro-    Raleigh-
                               Greensboro    Raleigh    Morehead City   Total
                               ----------    -------    -------------   -----
Revenue
-------
   Freight Divisions             $ 2,126      $2,455       $ 2,122     $  6,703
   Switching                       1,693       3,460             0        5,153
   Demurrage                          69          91            51          211
   Property Rents                     30          30             0           60
   Amtrak                            373         241            69          683
                                 -------      ------       -------     --------
Total Revenue                    $ 4,291      $6,276       $ 2,241     $ 12,808

Expenses
--------
   Maintenance of Way            $ 3,618      $3,258       $ 2,335     $  9,211
   Maintenance of Equipment          270         327           174          771
   Transportation                    535         689           339        1,563
   G & A                             269         303           230          802
   Car-Hire & Other                  250         279            60          589
                                 -------      ------       -------     --------
Total Operating Expenses         $ 4,943      $4,857       $ 3,138     $ 12,938
Net Ry Operating Expenses        ($  652)     $1,420       ($  897)    ($   129)
Fixed Charges (Debt) Interest        249         286           179          714
                                 -------      ------       -------     --------
Net Income                       ($  902)     $1,134       ($1,075)    ($   843)

*Numbers may not add exactly due to rounding.

CONCLUSIONS

      None of the previous studies, nor this study support or justify terminating the NS lease based on unreasonableness. Approached from every reasonable viewpoint or basis of comparison using information available to CSI, the $8 million lease rate offered by NS does not appear inequitable, unreasonable, or below what NS should pay.

      Delay in the resolution of the present disagreement between the Board and the minority stockholders of the NCRR risks a significant, deleterious effect on the value of the property. With uncertainty over continuing service over the NCRR, Norfolk Southern can be expected to make incremental decisions that may gradually shift more traffic away from NCRR. The longer the delay in resolving lease related issues, the greater will be


                                       iv                       **CONFIDENTIAL**
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NCRR's risk exposure (a greater likelihood of negative impacts on NCRR). NS is already "banking" maintenance cost savings for application to the outcome of lease negotiations (to invest in its own lines, or reinvest back in the NCRR route).


                                        v                       **CONFIDENTIAL**
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                          STRATEGIC RAIL FREIGHT VALUE
                         OF THE NORTH CAROLINA RAILROAD

                                I - INTRODUCTION

NATURE OF THE PROBLEM

      In late 1994, after two years of negotiation, the Board of Directors of the North Carolina Railroad (NCRR) approved an extension of the 1895 and 1939 leases (called the Lease Extension Agreement) for Norfolk Southern (NS) to operate over 317 miles of railroad and properties owned by NCRR. Annual payments were to be $8 million, subject to inflation. As part of, and in preparations for negotiations, NCRR commissioned Wilbur Smith & Associates, ALK Associates, American Appraisal Associates/Standard Research, and Morgan Stanley to assist it and NCRR's counsel to determine both fair values of NCRR and a fair lease rate.

      Minority stockholders believe that the lease rate is inadequate and, on a technicality that there was not a quorum of minority shareholders represented when the Board approved the lease, filed a suit to have the decision overturned. The court ruled in favor of minority interests. Consequently, NS is presently operating over the property without a formally approved, legally binding lease agreement.

      With much of NCRR strategically located in fast growing areas between Charlotte-Greensboro-Durham-Raleigh, the value and best use of the rail corridor is perceived differently by the State of North Carolina, the NS, and minority NCRR shareholders.

      The NS prefers to conduct operations over NCRR in a manner which best serves its corporate interests, much as it has done in the past. The State, however, is concerned about a broader potential for the corridor including more passenger train operations, high speed rail passenger service, and the support of certain commuter rail services.

      In the absence of consensus among stockholders and a partnership approach to developing the corridor's fullest potential, NCDOT seeks to strengthen its control of NCRR and ability to negotiate with NS without the impediments of the present ownership structure. Buying out minority shareholders would serve those interests.

      While NCDOT is evaluating its options, NS is also evaluating alternatives to uncertainties with respect to its continued operations over NCRR. Alternatives include ceasing or greatly reducing its operations over NCRR. The NS can provide most services via alternate routes. Though not as well suited as NCRR routes, they could meet, or be upgraded to meet, priority operational requirements. NS could also give up all or portions of its local NCRR freight operations.

      The recent announcement of a merger between CSX Transportation and Conrail and NS's own bid for Conrail could add a new dimension to the future of through and local traffic on NCRR (and within the state) if concessions are negotiated by or forced on the

                                                                **CONFIDENTIAL**
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                           Corporate Strategies, Inc.
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merging railroads. These changes could increase or decrease the strategic value of NCRR, adding another issue that the state needs to consider.

      If NS were to direct traffic away from NCRR either on its own or as an outcome of a Conrail merger, it would greatly reduce the value of NCRR to NS. It would make it easier for the state, however, to resolve some issues with respect to planned passenger services.

      If there is a possibility of increased freight traffic as a result of merger or merger concessions, it could require more plant capacity enhancements in certain NCRR corridors. From a positive viewpoint, this too, could serve both NS and state interests.

      If North Carolina were to buy out minority shareholders, it would have greater flexibility to address competitive service issues that are important to the state. The state could also decide to terminate the lease or reduce the miles of line it leases to NS. The state could even grant trackage rights instead of leasing the property to NS, leaving it in more control of NCRR operations. Finally, in the absence of a lease, the state could, conceptually, contract the operation of freight services, passenger services, or both to a third party.

      The actions of each of the parties, the issues involved, and external railroad merger possibilities have created very complex questions and issues that could affect minority stock valuation. In the public markets of actively traded stocks, it is customarily assumed that the market price of stock reflects its perceived value. Any premium paid to acquire controlling stock interests is presumed to reflect a higher value perceived by the party making a tender offer.

      With 75 percent of NCRR stock owned by the State of North Carolina and the privately owned stock not widely traded, other factors need to be reviewed and considered in making an offer to buy out minority shareholders. This study is intended to further help the state take the initiative in creating an environment where the NCRR can be developed to its fullest potential, resolving the present ownership impediments and uncertainties.

STUDY OBJECTIVES

      Principal objectives of CSI's study are to:

      1. Review history of negotiations and contributing studies, making constructive comments as appropriate;

      2.    Estimate cost to NS to implement alternatives to using NCRR; and,

      3. Review feasibility and financial impact of NCRR operations without a lessee, including preparation of pro forma financial statements for each of three NCRR segments (Charlotte-Greensboro, Greensboro-Raleigh, and Raleigh-Morehead City).

      A map of NCRR and relevant NS lines is enclosed as Exhibit I-1.


                                      I - 2                     **CONFIDENTIAL**
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                                 EXHIBIT I - 1

                           CORPORATE STRATEGIES, INC.

                     NORFOLK SOUTHERN AND NCRR LEASED LINES

                                  [Map Omitted]


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               II - REVIEW OF NEGOTIATIONS AND PREVIOUS STUDIES

NCRR OWNERSHIP

      Out of 10 million authorized shares of common stock, 4,283,470 shares have been issued, of which 3,207,173 shares are owned by North Carolina, or 74.87 percent of the total. Directors and officers own 26,700 shares. (Directors elected by "privately owned" shares own 15,080 of those 26,700 shares.) The balance of 1,049,597 are owned by private shareholders, including NS. NS beneficially owns 113,855 shares of the common stock of NCRR, approximately 2.7 percent of all stock outstanding or 10.6 percent of private shares. Further, NCRR owns 9.6 percent of outstanding common stock of the State University Railroad, where the majority of that railroad is owned by NS.

      The State of North Carolina is not a party to the Lease Extension Agreement. Accordingly, the Board of Directors has not considered the state to be an interested party. In some instances, state law treats NCRR somewhat differently than other corporations. For example, Section 124-5 of the General Statutes requires approval of the Governor and counsel of state prior to NCRR being able to sell or lease its assets. However, the state believes NCRR is useful in the economic development of the state and wants a more active role in its development.

Quorum Requirements

      The original charter and by-laws of NCRR contain unique provisions designed to balance the interests of the state and other shareholders. An example of this is the special requirements for voting shares, which require a quorum of both public and private shares. The NCRR charter provides that 10 Board members are elected by the state and 5 (additional) members of the Board are elected by private shareholders, the latter of which is disproportionate to the private shareholders ownership share. If the state purchases additional shares or sells shares, there is no provision for reducing or increasing the number of Board members.

      The Board of Directors believed that whatever economic development interests the state may have, those interests are substantially consistent with the interests of the other shareholders of NCRR to the extent the growth of revenue traffic along the line is promoted. The board unanimously approved a Lease Extension Agreement because it determined that the agreement is in the best interest of all the shareholders of the railroad. The Board felt that the Lease Extension Agreement met the following primary strategic objectives:

            Maximize shareholder value by maximizing distributable after tax income to the shareholders consistent with minimizing the risks (1) that income will be disrupted, and (2) that the value of the assets of the NCRR will be impaired.

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The Board believed that the Lease Extension agreement promoted the foregoing objective better than any other alternative realistically available to the NCRR.

      In certain litigation, it has been alleged that the state's interest in economic development is inimical to the interests of the other shareholders of NCRR because of the state's desire to promote industrial growth in areas adjacent to NCRR. The Board believes that this is equivalent to saying that the state's desire to increase the number of shippers near the NCRR is in conflict with the interests of other shareholders.

      The Board believes that it is in the interest of all shareholders that volume of revenue traffic over NCRR increase. The Board sees no conflict of interest between the economic development interests of the state and the interests of private shareholders. The interest of all is promoted by increasing the value of the NCRR.

      Legal actions described later, were filed after the market price of NCRR stock dropped significantly following announcement of tentative terms of the Lease Extension Agreement in November 1994. Certain stockholders believed that the lease rate negotiated by the Board was inadequate, and the result of conflict of interest. The value of stock preceding the announcement reflected the anticipation of more favorable lease terms.

      The Board noted that if NCRR were to operate the railroad, it could be exposed to conflicts of interest if it approved rates which were sufficiently low to be a major factor in promoting industrial development along the line, but depressed earnings and stockholder value.

BUYOUT OF MINORITY SHARES BY NORTH CAROLINA

      During negotiations, certain shareholders suggested that it would be in the best interest of shareholders to either sell all or substantially all of the stock or assets of the NCRR to the State of North Carolina or to reorganize the ownership of the railroad. As an alternative to buyout of minority shares, it was proposed that the state would own 100 percent of the eastern portion of NCRR lines with lower traffic densities and other shareholders would own a greater percentage of the western portion of the NCRR. The NCRR's Board determined that it would not pursue serious consideration of such proposals unless it were determined that the state had serious interest in pursuing such a buyout or reorganization.

      Some shareholders expressed concern that the economic terms of the lease agreement will be the basis for valuation of NCRR stock. The Board declined to take a position in this determination or to get involved in the speculation of alternatives.


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      Early in its negotiations, NCRR discussed sale of NCRR to NS. NS did not show significant interest in purchasing NCRR.(1)

SUMMARY OF LEASE HISTORY(2)

      The North Carolina Railroad Company was incorporated in 1849, and began operations in 1854. In 1871, the NCRR leased virtually all of its assets to a predecessor of the Southern Railway which, in turn, merged with the Norfolk and Western Railway in 1982 to form the Norfolk Southern (NS) Railway. The term of lease was for 99 years, at a fixed annual rate of $266,000 until 1901, thereafter at $286,000, not subject to escalation.

      In 1989, the NCRR acquired the Atlanta and North Carolina Railroad, the assets of which were subject to a lease dating to 1939 with the Atlantic and East Carolina Railway Company, a wholly-owned subsidiary of NS. The last combined payment on both the 1895 and 1939 leases was $306,958 for calendar year 1994.

      Both the 1895 and 1939 leases expired on December 31, 1994, with no requirement for renewal. NS, however, cannot discontinue operations over the leased lines without Surface Transportation Board (STB) approval.

      In 1968, NCRR and NS renegotiated a portion of the 1895 lease for three parcels of land in the Charlotte area. These parcels were released from the 1895 lease and, separately and entirely, were covered by the 1968 lease, which expires in 2067. Annual rental is for $81,319 until 2018, after which it becomes 6 percent of the current value of the leased properties.

      In the fourth quarter 1994, NCRR and NS reached tentative terms on a long term extension of the 1895 and 1939 leases, with the exception of an expiration date. On August 10, 1995, the NCRR Board of Directors approved a Lease Extension Agreement, retroactive to January 1, 1995. In December 1995, the state approved and voted its majority of shares to accept the lease. However, a shareholder legally challenged the validity of shareholder approval. Additional derivative litigation was filed to enjoin the Lease Extension. The Lease Extension Agreement is currently in escrow, though the NS began good faith payments as if the Lease Extension Agreement were in place. In August 1996, with no solution in sight, NS stopped making lease payments, depriving NCRR of its principal source of revenue.

      Until the lease was suspended by the courts, NS had worked with NCRR to structure payments to NCRR in such a way to facilitate NCRR's desire to become a Real Estate Investment Trust (REIT) in order to take advantage of its income and capital earnings pass-

----------
(1) Presumably, this reflects NS' conclusions that a lease is economically equally or more advantageous to NS than purchase.

(2) Abstracted from NCRR's proxy statement for a shareholder meeting held on December 15, 1995.


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through (no tax) provisions. NCRR's plans to seek REIT status have been postponed as a result of litigation.

SUMMARY OF REJECTED LEASE TERMS

      A summary of lease terms accepted by majority shares (State of North Carolina), but rejected by minority shareholders were as follows:

      o $8 million for calendar year 1995, subject to inflationary increases in subsequent years as measured by the Implicit Price Deflator for the Gross National Product (IPD-GNP) (subject to certain limitations), but never less than $8 million.

      o Expiration on December 31, 2024 with an option by NS to extend for another 20 years. Exercise of option requires a payment of an option fee equal to 25 percent of the previous year's lease rate, or $5 million, whichever is greater.

      o A one-time payment of $5 million in exchange for NCRR release of NS's obligation to return certain personal property on expiration of the original lease;

      o The $5 million payment does not waive NCRR's claim to the Linwood (Spencer) yard, or other payments, but provides that such claims are postponed to the termination of the Lease Extension Agreement.

      o 317 miles of road, between Morehead City and Charlotte are included in the Lease Extension Agreement.

      o NCRR has rights to utilize non-operating properties as it sees fit, but NS retains control over operating properties.

      o NS will pay to NCRR 75 percent of the income it receives for granting of certain rights and easements, such as fiber optic cable, along NCRR right-of-way.

      o NS required to fully maintain and operate railroad and to indemnify NCRR from liability claims related to its operation of the railroad.

      o The December 31, 1968 ("Charlotte") lease is not affected, and continues as is until December 31, 2067. The "Charlotte Lease" covers three parcels of land in Charlotte, for which NS paid $81,319 in 1995.


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      The Board of Directors approved the Lease Extension Agreement as in the best interest of shareholders because:

      o There was no other potential lessee which expressed an interest in the properties;

      o The terms of the lease would permit NCRR to elect a Real Estate Investment Trust (REIT) tax status, avoiding Federal corporate income taxes on ordinary income and capital gains tax on distribution to shareholders;

      o Other comparable leases have lower lease payments per million gross ton-miles;

      o     Most NCRR traffic is overhead traffic outside control of NCRR;

      o Risks associated with continued negotiations appeared to offer no likelihood of improved benefit to NCRR;

      o NS has ability to divert overhead traffic away from NCRR, reducing its strategic value to any other potential operator; and,

      o     Strength of NS offers revenue stability.

      In spring of 1994, when lease negotiation progress ceased, NCRR contemplated requesting the ICC to set compensation. NCRR's counsel advised that it was unpredictable what the ICC might determine, how long the proceeding might take, and that NS would still be free to seek to discontinue operations on all or part of the NCRR's line which, if granted, would eliminate the requirement to pay compensation for that portion of the line. It could also open the door for the NS to re-petition the ICC for a reduction in payments. Since the compensation rate would not be a negotiated rate, it virtually guarantees that one party or the other will be unhappy with the rate. NS appears to be in a better position to make it difficult for NCRR to meet the financial objectives of its shareholders.

      NCRR's counsel noted that the Interstate Commerce Act does not prescribe a particular formula or methodology for the determination of the compensation one railroad pays to another for operations over a line of railroad. The selection of a methodology is left to the discretion of the ICC (now STB). NCRR was advised that a possible methodology could be Reproduction Cost New, Less Depreciation (RCNLD), but that other methodologies also exist. The methodology the ICC (STB) might use is determined on a case-by-case basis.

APPLICABLE INTERSTATE COMMERCE ACT LAW

      NCRR researched provisions of the Interstate Commerce Act as it might apply to the issues. Under Section 10903, a railroad is not permitted to abandon or discontinue


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operations over any line (including a line leased from another party) without the prior approval of the ICC (STB). Before a railroad can file an abandonment application, the line must have been listed in its system diagram map on file with the ICC (STB) for at least four months as potentially subject to abandonment.

      The same section also provides that the ICC (STB) may authorize an abandonment or discontinuance of operations over all or part of a line only if it finds the present or future public convenience and necessity requires or permits the abandonment or discontinuance. In applying these criteria, the ICC must balance the harm to the shipping public that would result from the abandonment or discontinuance against the burden imposed on the carrier and on interstate commerce by continuing operations. The railroad has the burden of proof to demonstrate that abandonment or discontinuance is justified. Generally, the ICC (STB) will not approve an abandonment or discontinuance unless the railroad can demonstrate that the revenues received from an operation over a line fail to cover its costs as defined by the ICC (STB) to yield a reasonable return.

      The Act is not clear what happens if either party decides not to renew the lease. Presumably, since the ICC (STB) had to approve the lease from NCRR to NS in the first instance, it must similarly approve the termination of the lease. Should the STB approve the termination of the lease, NCRR would then have the burden to operate the railroad or find an operator to do so (which, again, would require STB approval).

      Should the lease be terminated and operations transferred to NCRR or its designated operator, the STB would still have jurisdiction to adjudicate the lease rate for the period between the expiration of the lease and the time a certificate for termination of NS services is granted (a proceeding that could easily take 2 years).

      CSI notes that the STB could make the finding that, since NS and the Board of Directors agreed to an annual $8 million lease, it represents a fair value. The STB need not be bound by the unusual structure of NCRR ownership which gives minority stockholders a disproportionate voice in shareholder decisions.

SHAREHOLDER DERIVATIVE LEGAL ACTIONS

      Four minority (private) shareholder derivative actions were filed between December 1994 and February 1995. Two of the filings sought to enjoin the lease between NCRR and NS and to recover for the NCRR unspecified damages and other relief from the directors. Two of the other actions seek similar relief and also named the state and the governor and the NS as defendants.

      Two of the actions allege misconduct by the Board of Directors, including breach of fiduciary duty, mismanagement, and waste of corporate assets. The other two actions assert similar claims but also allege collusion between the state and NS, producing a below-market lease rental rate. The actions further assert that the state has condemned NCRR's properties for public uses for the benefit of the state.


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      NCRR, along with codefendants, filed motions to dismiss or stay the actions. On October 18, 1995, however, the court denied the motions to dismiss, granted the motions to stay the proceeding until such time as the stockholders voted on the Lease Extension Agreement, and granted the motion by the plaintiffs for leave to supplement their pleadings. The NCRR is opposing the actions brought by the plaintiffs to the extent the actions seek to enjoin any lease arrangement or seek recovery against NCRR, or seek any remedy against the best interests of the NCRR or its shareholders.

Dissenters Rights

      The general statutes of the state specify situations in which shareholders have a right to dissent and have their shares appraised and purchased [by] a corporation. It does not cover votes on leases of assets. Consequently, no appraisal rights are available to shareholders who oppose the Lease Extension Agreement.

      In other legal actions, NCRR has filed a complaint with the Superior Court of Wake County, North Carolina, to adjudicate a dispute with NS concerning title, property ownership, and other claims with respect to certain other assets.

STB PETITION

      The NCRR's proxy statement contained arguments why the $8 million annual lease is the best NCRR could obtain. It noted that there are many reasons why the STB should not be asked to set the level of lease compensation. In late summer of 1996, however, the Board of Directors reversed its position and directed NCRR counsel to seek Trackage Rights Compensation and force NS to continue making payments as if the lease were in effect. The Board changed its mind because NS stopped making provisionary payments and because of additional pending litigations that may partly be adjudicated by the STB's jurisdiction over railroad operating leases.

      On September 23, 1996, the NCRR filed a petition with the Surface Transportation Board to set trackage compensation. The petition proposed two phases:

      o Phase I - Request for STB to determine the appropriate methodology for valuing the NCRR line; and,

      o Phase II - STB's application of that methodology to the facts in this proceeding.

The NCRR requested expedited handling of this request, filed under Finance Docket No. 33134. A second petition was also filed on the same date, requesting interim relief, ordering NS to continue making lease payments.


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SUMMARY OF PRIOR STUDIES

      Prior to this study, the NCRR sponsored at least five studies to support its interests:

      o     1982 Valuation of NCRR by Printon, Kane (not reviewed);

      o 1986 Valuation study by American Appraisal Associates/Standard Research (not reviewed);

      o     1992 Track Evaluations to upgrade NS' Charlotte-Greensboro line;

      o     1993 Traffic Study and preparation of NCRR Pro Forma by ALK
            Associates;

      o     1993 Valuation Study of NCRR by Mercer Management Consulting; and,

      o     1995 Analysis of NCRR Options by financial advisors, Morgan Stanley.

      Selected highlights of the last three studies are reviewed here.

1993 ALK Traffic Study and Pro Forma

      ALK used four data sources for its study:

      o     1993 ICC waybill sample to derive traffic and revenue data;

      o Princeton Transportation Network Model for distances, locations, and routings;

      o Uniform Railroad Costing System to develop cost ratio factors and average tare weights; and,

      o Analysis of Class I railroads, published by AAR to verify overall traffic levels represented in ICC sample and as a source of NS cost and financial data.

      According to ALK, the 1993 waybill sample for NS under represents cars, tons and ton-miles and over represents revenue and car-miles.

      The revenue allocation methodology used by ALK is based on dividing movements into 100 mile blocks, rounding up to the nearest whole number. The origin carrier was given an additional 100 mile block and the terminating carrier was similarly given a 100 mile block. Revenue was then divided among the carriers in relation to the mileage blocks


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attributable to each carrier. For purpose of ALK's study, the NCRR was treated as a carrier separate from NS.

      Exhibit II-1 is a summary of ALK's revenue estimates, derived from the waybill sample of revenue movements. The column L,F,R,OC is the sum of Local, Forwarded, Received, and Overhead Captive Traffic. Local traffic originates and terminates on the NCRR. Forwarded traffic originates on NCRR but is delivered to NS or interchanged to another railroad.

                                  EXHIBIT II-1
                 1993 NORTH CAROLINA RAILROAD TRAFFIC ESTIMATES
                             Revenue Movements Only

----------------------------------------------------------------------------------------------------------------------
                        Total         Total                                                   Overhead       Overhead
                     All Traffic     L,F,R,OC        Local      Forwarded       Received       Captive        Non-Cap
----------------------------------------------------------------------------------------------------------------------
Cars                   392,686         95,488        1,188        27,956         56,756         9,588          297,198
----------------------------------------------------------------------------------------------------------------------
Tons (000)              24,686          5,528           84           886          3,731           827           19,158
----------------------------------------------------------------------------------------------------------------------
Revenue ($000)          84,441         25,098          757         5,851         14,905         3,585           59,343
----------------------------------------------------------------------------------------------------------------------
Car-Miles (000)         33,526          8,355           93         2,517          4,700         1,045           25,171
----------------------------------------------------------------------------------------------------------------------
Ton-Miles (000)      2,041,863        510,189        5,729        92,647        324,029        87,784        1,531,674
----------------------------------------------------------------------------------------------------------------------
                                                              Percent of Total
----------------------------------------------------------------------------------------------------------------------
Cars                       100           24.4           .3           7.1           14.5           2.5             75.6
----------------------------------------------------------------------------------------------------------------------
Tons                       100           22.3           .3           3.5           15.2           3.3             77.7
----------------------------------------------------------------------------------------------------------------------
Revenue                    100           29.7           .8           7.0           17.7           4.2             70.3
----------------------------------------------------------------------------------------------------------------------
Car-Miles                  100           24.9           .2           7.5           14.1           3.1             75.1
----------------------------------------------------------------------------------------------------------------------
Ton-Miles                  100           24.9           .2           4.6           15.9           4.2             75.1
======================================================================================================================
Rev/Ton-Mile              4.14           4.92        13.21          6.32           4.60          4.08             3.87
(cents)
----------------------------------------------------------------------------------------------------------------------
Tons/Car                  62.9           57.9         70.7          31.7           65.7          86.3             64.5
----------------------------------------------------------------------------------------------------------------------
Revenue/Car               $215           $263         $637          $209           $263          $374             $200
----------------------------------------------------------------------------------------------------------------------
                    NOTE: L,F,R,OC is Local, Forwarded, Received, and Overhead Captive Traffic
----------------------------------------------------------------------------------------------------------------------

      Source: ALK 1993 Traffic Study and Pro Forma for the North Carolina Railroad, Table 2, p.5.

      Received traffic terminates on the NCRR, coming from NS or another railroad. Overhead captive is traffic which neither originates or terminates on NCRR, but which must move over NCRR. A good example of this is traffic originating or terminating on the Durham-Oxford branch or the Highpoint-Ashboro branch of NS (see Exhibit I-1). Overhead noncaptive is traffic routed via NCRR which neither originates nor terminates, but which could be diverted or rerouted.


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      The exhibit shows that over 75 percent of all carloads are noncaptive overhead traffic which could be diverted away from NCRR. The revenue associated with this traffic is approximately 70 percent of total NCRR revenues.(3)

      Since the waybill sample contained only loaded movements, ALK estimated empty car-miles by using system average ratios of empty to loaded car-miles for NS for each car type (using the Association of American Railroads Fact Book). Gross ton-miles were computed by adding net loaded ton-miles, tare weight ton-miles for the loaded movement and corresponding percentage tare weight ton-miles for empty movements. Average tare weights were calculated using 1993 Uniform Railroad Costing System (URCS) ratios.

      To develop operating expenses assigned to NCRR, ALK appeared to use a "top down" approach. This includes the use of URCS data, Rail Form R-1 Annual Reports, and information compiled by the AAR, in its Analysis of Class I Railroads (which also includes data from other AAR sources).

      First, using URCS percentages, they calculated the variable portion of total cost, which they then apportioned on a formula basis between operating variables such as gross ton-miles and car-miles, etc., then assigned the apportioned costs to the NCRR in relation to the number of operating units on NCRR in relation to operating units for total NS.

      In its study, ALK noted that its computer based methodology was unable to estimate revenues and costs associated with switch movements.

      The calculation of expenses was based on apportioning total NS expenses based on ratios of NCRR to total NS operating statistics most closely associated with those expenses. Their approach was, at best, simplistic, and given the wide margin of error for both estimating revenue and expenses, it is not possible to have confidence in the reliability and validity of their findings.(4)

      Given the above constraints, ALK estimated that NCRR, as operated by NS, contributed $17.1 million to NS' Net Railway Operating Income (NROI). If non-captive overhead traffic is excluded, NROI drops to $3.4 millon.(5)

----------
(3) A significant percentage of originated and terminated traffic could also be diverted, as discussed in Chapter III.

(4) CSI is also handicapped in its efforts to develop a pro forma because of insufficient, detailed traffic and revenue divisions data, especially as it might apply to a stand alone NCRR. Without good traffic data, it is difficult to put together a good operating plan, from which many expenses derive.

(5) As CSI notes in the next chapter, substantial originating and terminating traffic could still be retained by NS, with a much more adverse impact on NCRR NROI.


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Mercer Valuation Study of NCRR

      In September 1993, Mercer Management Consultants presented to NCRR its determination of the going concern value of the railroad. The Mercer study was done prior to the availability of information generated by ALK. Mercer estimated the going concern value of NCRR to be $150 million comprised of the following components:

                                                       Millions
                                                       --------
Charlotte-Greensboro Segment
         -Overhead Traffic                                $64
         -Originating and Terminating Traffic              72
Greensboro-Raleigh Segment                                 21
Raleigh-Morehead City Segment                             (16)
Amtrak Rental                                               6
Other Easements                                             3
                                                         ----
                  TOTAL                                  $150

      Mercer noted that the $150 million going concern value could be increased by rentals of right-of-way assets for nonrail purposes (such as fiber optics). Mercer did not have information which could quantify existing or potential new rentals.

      On the down side, Mercer noted that the most critical risk to going concern value is the potential for NS diversion of traffic of noncaptive overhead traffic away from NCRR either on its newly upgraded line through Knoxville-Bristol or by line sharing with CSX Transportation, such as NS was proposing in South Carolina. The Mercer report emphasized that much of the freight activity on NCRR is dependent on continued operation of the line by NS.

      Initiatives ongoing at the time this 1993 study was prepared that could jeopardize future NCRR traffic levels included:

      o Significant upgrading by NS of its Atlanta-Hagerstown line, north of Bristol (involving tunnel expansion and extension or reopening of passing sidings); and,

      o The beginning of major efforts by NS and CSXT to consolidate train operations where they have parallel lines such as in the South Carolina Columbia-Charleston-Spartanburg corridor.

      Mercer noted that for a typical railroad line the sum of the parts is often greater than the whole; i.e., the value of the right-of-way "unbundled" is often higher than if it is treated solely as an operating railroad line. Mercer provided no evidence to support this opinion, however. (See CSI evaluation of NCRR as a stand alone operation in Chapter IV.)


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      Mercer believed that maximizing the value of NCRR requires a two pronged strategy of (1) securing a more equitable long-term lease with NS, providing for a reasonable, guaranteed current dollar return in exchange for NS' intensive use of NCRR properties; and, (2) preserving as much as possible NCRR's right to independently develop and financially benefit from current and prospective incremental uses of its properties.

      Mercer estimated that NS receives approximately $66 million (1993) from all freight traffic operated over NCRR properties. (This compares to ALK's similar estimate of $84.4 million.) Mercer further noted that NS earns an estimated additional $86 million in revenues attributable to traffic originating or terminating on NCRR.

      Mercer believes that for NCRR lines as a whole, estimated operating expenses consumed about 72 percent of estimated operating revenues (compared to 75 percent for all NS, as reported to the ICC). Mercer estimates that the Charlotte-Greensboro segment has the lowest operating ratio of approximately 66 percent, but that the Raleigh-Morehead City segment incurs operating expenses which are almost twice its attributable revenues.

      From its working papers, Mercer estimated that NCRR (excluding the money losing Raleigh-Morehead City line) contributes approximately $20.4 million in net railway operating income to NS (compared to ALK's estimate of $17.1 million). The Charlotte-Greensboro segment contributed $17.6 million of this amount, with the balance coming from the Greensboro-Raleigh segment.

      Mercer extended its financial analysis to also develop profit and cash flow for the three distinct segments of the railroad and to make comparisons to other NS lines in North Carolina, NS lines in other states, and the total NS system.

      Estimated, known post-tax net cash flows attributable to NCRR were estimated at $15 million (which would have been about $1.5 million higher without losses on the Raleigh-Morehead City segment). Discounting an assumed stream of $15 million into perpetuity at a discount rate of 10 percent yields a going concern value for NCRR of $150 million. This discounting approach is consistent with other Mercer valuations of rail properties similar to NCRR.

      Mercer noted that the estimated $150 million value is also consistent with NCRR's trading price per share in the low to mid $30's, with 4.3 million shares outstanding.

      Mercer also examined valuation on the basis of transaction multiples, or ratio of purchase price to revenues. This has ranged from less than 1.0 for Canadian Pacific's purchase of the bankrupt Delaware and Hudson in 1991 to in excess of 3.0 for Kansas City Southern's purchase of the profitable Mid-South. At a value of $150 million, the ratio of NCRR would be 2.3 which lies at the higher end of the range noted and is consistent with NCRR's overall profitability.

      From another valuation viewpoint, Mercer developed an estimated Reproduction Cost New Less Depreciation (RCNLD). It calculated RCNLD for NCRR as a whole at just under


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$400 million, divided into $225 million for the Charlotte-Greensboro and
Greensboro-Raleigh segment and $165 million for the money losing
Raleigh-Morehead City segment. It was not clear whether Linwood (Spencer) yard was included in this total.

      Tables making comparison of railroad sales transaction multiples and components of estimated RCNLD costs were provided in Mercer's Executive Summary Report.

      Commenting on factors which could increase or decrease the value of NCRR, Mercer was of the opinion that each 1 percent diversion of NS overhead traffic would decrease NCRR's going concern value by about $.6 million. Mercer noted that if NCRR claims additional derivative value for traffic originating or terminating on NCRR, but handled beyond via NS, that each 1 percent of NS operating income from this attributable revenue increases the value of NCRR by about $1.6 million.(6)

      Mercer believes that the Raleigh-Morehead City line drags down overall NCRR valuation by about $15 million. Mercer noted that there are several unknowns related to additional value NS derives from NCRR, such as Amtrak payments to NS and easements let by NS from which it derives income.

      Exhibit II-2 illustrates the contrast between ALK and Mercer estimates of NS revenue, expenses, and profit attributed to NCRR.

                                  EXHIBIT II-2
                         SUMMARY OF PRO FORMA EVALUATION
                                  ($ Millions)

                    ----------------------------------------
                                            ALK      Mercer
                    ----------------------------------------
                    Gross Revenue          $87.2(1)  $66.0(2)
                    ----------------------------------------
                    Total Expenses          70.0      45.6
                    ----------------------------------------
                       NROI                $17.1     $20.4
                    ----------------------------------------
                    1) Included $84.4 million in freight and
                       $2.8 million in non-freight revenue.
                    ----------------------------------------
                    2) Freight revenue only.
                    ----------------------------------------

Morgan Stanley

      In January 1994, the NCRR Board retained Morgan Stanley to serve as its financial advisor in connection with negotiations. Its finding with respect to fairness of the lease agreement was provided to the shareholders, but did not constitute a recommendation to how shareholders should vote to approve the lease.

----------
(6) CSI notes that the reverse claim (NCRR derives derivative income from NS) could also be made. One cancels out the other, making this claim of derivative value totally irrelevant. It could easily be argued that NCRR benefits far more from the NS than vice versa.


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      In a presentation to the Board of Directors on August 10, 1995, Morgan
Stanley graphically presented a recent history of NCRR stock. For the first 10 months of 1994, the average between the bid and ask price of NCRR stock (OTC symbol NORA) hovered in the mid to upper 30's per share. Almost immediately after NCRR announced the primary terms of the lease extension with NS, as well as intent to qualify for REIT status, the value of the stock dropped approximately 10 points, to the mid 20's, reflecting stockholder disappointment between expectations and realizations about the new proposed lease extension.

      Subsequent to the lease extension announcement, stock prices climbed back to the lower 30's by mid 1995. On November 5, 1996, the average of the bid and ask price was approximately 39-7/8 ($37.75 bid, $42.00 asked) reflecting stockholder expectations pending outcome of a new lease agreement, the result of litigation, or a buyout by the State of North Carolina.

      Morgan Stanley summarized its evaluation of alternatives as shown in the
Exhibit II-3. Comments in italics add CSI's comments to the Morgan Stanley summary.

                                  EXHIBIT II-3
                            NCRR ACTION ALTERNATIVES
               (Summary by Morgan Stanley, to NCRR Board, 8/10/95)

----------------------------------------------------------------------------------------------------------------
   Alternative                      Advantages                                 Disadvantages
----------------------------------------------------------------------------------------------------------------
Enter into Lease             o   Certainty of outcome            o   Potentially higher valuations available
with NS                      o   Stability of income                 through other alternatives, although
                             o   Inflation adjustment                highly uncertain outcomes
----------------------------------------------------------------------------------------------------------------
Sale or Lease to             o   Certainty of outcome            o   No identified interest from parties other
Third Party                  o   Stability of income                 than NS
----------------------------------------------------------------------------------------------------------------
Appeal to ICC via            o   Potentially higher              o   Uncertainty of valuation standard or
Litigation                       valuation                           valuation outcome
                                                                     -   A lower rate determination could be
                                                                         enforced by the STB, replacing NS'
                                                                         higher $8 million offer
                                                                     -   A higher lease rate could not be
                                                                         enforced if NS decides not to renew
                                                                         the lease
                                                                 o   Uncertainty of timing
                                                                 o   Disruption of income
                                                                 o   Significant expected cost
----------------------------------------------------------------------------------------------------------------
Operate Property             o   Potentially higher              o   Uncertainty of overhead traffic (potential
                                 valuation                           diversion by NS)
                                                                 o   No experience operating railroad
                                                                 o   Unknown level of profitability
                                                                 o   No ability to qualify as a REIT
----------------------------------------------------------------------------------------------------------------
NOTE: Comments in italics are made by Corporate Strategies, Inc.
----------------------------------------------------------------------------------------------------------------


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      Using comparative analysis and various discount rates, Morgan Stanley converted an annual payment stream of $7.5 million ($8 million annual lease minus NCRR overhead of $.5 million) to arrive at an implied equity value in a nominal range of $143 million (at a 5.5 percent discount rate) or $33.42 per share, assuming REIT election. If REIT status was not achieved, nominal implied equity value would be approximately $90 million or roughly $21 per share. Morgan Stanley's analysis did not include other miscellaneous lease and rental income or the $5 million payment made by NS to waive certain claims against property.

      In other studies, Morgan Stanley reviewed 13 purchase and sale transactions in the railroad industry during the 1985 - 1995 period. Though not directly comparable, these transactions had a median and mean aggregate value per mile of $247,000 and $279,000/mile, as compared to the $416,000/mile for the NCRR lease extension agreement (as suggested by perpetuity value analysis and assuming REIT election and a 6 percent discount rate). On a per MGTM basis, Morgan Stanley translated the above numbers to $22,900/MGTM and $34,500/MGTM compared to $29,500/MGTM for the NCRR Lease Extension Agreement.

      These transactions had a median and mean ratio of aggregate value to revenues of 1.41x and 1.68x respectively, as compared to 1.56x for the NCRR Lease Extension Agreement.

Wilbur Smith Study

      In December 1992, Wilbur Smith submitted an estimate to upgrade NS' line between Charlotte and Greensboro (via Winston-Salem), adding CTC, and adding
65.5 miles of second main line track.

      Those tables are reproduced as Exhibits II-4 and II-5. CSI did not review any written material that may have accompanied the text.

NCRR COMMENTS

      Besides commenting on previous studies in some detail, additional comments prepared by NCRR's general counsel in the 1995 proxy statement include the following abstracts. In some instances, CSI has added comments to abstracts made from the proxy. These comments are noted in italics.


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                                  EXHIBIT II-4
                             CHARLOTTE TO GREENSBORO
                          UPGRADE COSTS (EXISTING LINE)
                                (Secondhand Rail)

--------------------------------------------------------------------------------
                                                                    ESTIMATED
COST ITEMS                         QUANTITY   UNIT        UNIT      TOTAL COST
                                                         COSTS
-------------------------------------------------------------------------------
Rail, 132 lb. S.H. CWR               105.3    Mile      $237,600   $ 25,019,280
-------------------------------------------------------------------------------
Cross Ties, New Main Line            105.3    Each            49      4,643,730
                                   miles @
                                   900/mi.
-------------------------------------------------------------------------------
Turnouts, New 132 lb. No. 10           118    Each        35,000      4,130,000
-------------------------------------------------------------------------------
Ballast, Granite                     105.3    Ton            7.5        631,800
                                   miles @
                                   800/mi
-------------------------------------------------------------------------------
Surfacing                            105.3    Mile         5,808        611,582
-------------------------------------------------------------------------------
Road Crossings                         136    Each         3,600        489,600
-------------------------------------------------------------------------------
Motion Detectors                        36    Each        10,000        360,000
-------------------------------------------------------------------------------
Circuit Controllers                    118    Each         5,000        590,000
-------------------------------------------------------------------------------
Train Control Signals                105.3    Mile       556,000     58,546,800
                                                                   ------------
-------------------------------------------------------------------------------
Upgrade Subtotal                                                   $ 95,022,792
-------------------------------------------------------------------------------
Engineering and Construction                                          9,502,279
Supervision @ 10%
-------------------------------------------------------------------------------
Subtotal                                                           $104,525,071
-------------------------------------------------------------------------------
Contingencies @ 10%                                                  10,452,507
-------------------------------------------------------------------------------
Subtotal                                                           $114,977,578
-------------------------------------------------------------------------------
Less Salvage Value of Material
Released                                                              2,001,294
                                                                   ------------
-------------------------------------------------------------------------------
Net Upgrade Cost                                                   $112,976,284
                                                                   ============
-------------------------------------------------------------------------------
Note:  Unit values current as of December 1992.
-------------------------------------------------------------------------------
Source:  Wilbur Smith Associates
-------------------------------------------------------------------------------


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                                  EXHIBIT II-5
                             CHARLOTTE TO GREENSBORO
                        SECOND (MAIN) TRACK CONSTRUCTION
                                (Secondhand Rail)

--------------------------------------------------------------------------------
                                                       UNIT        ESTIMATED
COST ITEMS                          QUANTITY   UNIT    COSTS       TOTAL COST
--------------------------------------------------------------------------------
New Track Construction                65.5     Mile   $564,960    $ 37,004,880
--------------------------------------------------------------------------------
No. 20 Turnouts, New Complete         48       Each    100,000       4,800,000
--------------------------------------------------------------------------------
No. 10 Turnouts, New Complete         20       Each     42,000       1,840,000
--------------------------------------------------------------------------------
Remove turnouts from Existing         24       Each     15,000         360,000
Main & Install Track Panels
--------------------------------------------------------------------------------
New Circuit Controllers               20       Each      5,000         100,000
--------------------------------------------------------------------------------
Road Crossings                        71       Each      3,600         255,600
--------------------------------------------------------------------------------
Motion Detectors                       9       Each     10,000          90,000
--------------------------------------------------------------------------------
Move Crossing Signals                  9       Each      5,000          45,000
--------------------------------------------------------------------------------
Train Control Signals                 65.5     Mile    204,000(1)   13,362,000
--------------------------------------------------------------------------------
  Subtotal                                                        $ 56,857,480
--------------------------------------------------------------------------------
Engineering & Supervision @ 10%                                      5,685,748
                                                                  ------------
--------------------------------------------------------------------------------
  Subtotal                                                          62,543,228
--------------------------------------------------------------------------------
Contingencies @ 10%                                                  6,254,322
--------------------------------------------------------------------------------
  Track Subtotal                                                  $ 68,797,550
--------------------------------------------------------------------------------
Earthwork                           4,196,895  CY        10.00      41,968,950
--------------------------------------------------------------------------------
Bridges                                 3,649  LF        3,000      10,947,000
--------------------------------------------------------------------------------
Extend Drainage Structures                     LS                      118,500
--------------------------------------------------------------------------------
  Subtotal                                                          53,034,450
--------------------------------------------------------------------------------
Engineering & Supervision @ 10%                                      5,303,445
--------------------------------------------------------------------------------
  Subtotal                                                        $ 58,337,895
--------------------------------------------------------------------------------
Contingencies @ 40%                                                 23,335,158
--------------------------------------------------------------------------------
  Grading & Drainage Subtotal                                     $ 81,674,053
                                                                  ============
--------------------------------------------------------------------------------
Estimated New Construction Cost                                   $150,476,603
--------------------------------------------------------------------------------
(1) Difference in double and single track costs, single-track cost having already been included in Exhibit II-4.
--------------------------------------------------------------------------------
NOTE: Unit values current as of December, 1992.
--------------------------------------------------------------------------------
Source: Wilbur Smith Associates
--------------------------------------------------------------------------------


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      Without overhead traffic, NCRR's consultants believe that if NCRR handled only traffic originating or terminating online, or local to the NCRR, gross revenues would be approximately $13.4 million and a net income of approximately $3.8 million before taxes would be earned--substantially lower than the $8 million annual rental contained in the lease extension agreement. There were many additional caveats noted by NCRR and its consultants, related to the need for additional capital (which could dilute interests of NCRR's shareholders) and whether it could operate the line as efficiently and effectively. Both studies ignored the very real possibility that NS could continue to handle most terminating and originating traffic in Charlotte, Lexington, Greensboro, and Raleigh. This is discussed in Chapter IV.

      NCRR and its consultants also noted higher operating risks and exposure to liability from which it is currently insulated. A fixed annual lease rate and defined indemnities to most risks and liabilities provides low risk to shareholders.

      NCRR's consultants noted that total diversion of overhead traffic, due in part to high traffic volumes over NCRR lines, would require NS to spend "hundreds of millions of dollars" in capital improvements to achieve total diversion of overhead traffic. Additionally, higher operating costs would be incurred. The combined effect, could reduce or minimize NS's diversion of such overhead traffic. NCRR and its consultants further noted that if capital investments were made by NS to divert traffic, it would likely result in permanent diversion of that traffic. CSI believes capital costs to upgrade NS' alternate route are uncertain, as discussed in Chapter IV.

      If NS were to successfully divert overhead traffic, NCRR could find itself acting as an overflow resource to be used in high traffic years or under other circumstances when it is convenient to NS to route overhead traffic over NCRR. NCRR management concluded that it would be in the best interest of shareholders to accept a stable annual rental payment. In summary, NCRR found no compelling reason to terminate NS' lease.

      Under RCNLD, NCRR's consultants estimated that the gross annual lease rate could be as high as $74.7 million or as low as $4.6 million.(7) The higher range exceeds the gross annual revenues attributable to the line, at least as estimated by Mercer. Under RCNLD, the railroad would never be built, as less costly alternatives are available.

      NCRR counsel noted many problems with a lease rate based on property valuation. This included the observation that valuation is not based on traffic or revenues or the perceived value of the property to NS, but simply the appraised market value of property. Also, ownership of substantial property, such as Linwood (Spencer) yard and the bypass around Thomasville, is in dispute. These ownership issues cannot be resolved by the ICC (STB), and must be adjudicated by the courts. This could further delay the determination of a lease rate based on property valuation.

----------
(7) Proxy Statement for December 15, 1995 Board Meeting, p. 18.


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      The Board of Directors has reviewed a number of prior appraisals and evaluations of the NCRR and concluded that no single evaluation depicts a fair value of the NCRR as a basis for defining a fair annual return on assets.

      Under a variety of alternatives, the one most closely studied by the Board was the Reproduction Cost New Less Depreciation (RCNLD). A major defect in this formula is that it does not regard the income producing value of the property. Even then, the value of NCRR's properties for RCNLD purposes ranged from a low of $40 million to a high of $450 million, depending on which assets were included in the valuation.

      Ownership of significant portions of NCRR assets are disputed. While NS invested in improvements or additions, NCRR claims ownership of these improvements and additions under the terms of the lease.(8)

      On a Net Liquidated Value (NLV), NCRR's assets (other than Spencer yard) would be in the range of $42.2 to $43.9 million.(9)

      Finally, the Board considered a going concern value for the property. Their consultant, Mercer Management, estimated a going concern value of $150 million, including consideration of overhead traffic.

      The NCRR Board also attempted to determine a fair trackage rights fee for overhead traffic that at least equalled the estimated cost to NS of upgrading the adjacent Winston-Salem line and replacing Spencer yard. These capital costs were estimated at $263 million.(10) During negotiations, however, it developed that NS has options other than the Winston-Salem line and that any assumptions the Board might make are "dangerous."

      In its presentation to the Board, Mercer made specific comparisons to the NS lease of the Cincinnati, New Orleans and Texas Pacific railroad, owned by the City of Cincinnati (frequently referred to as NS's "Rat Hole" division) and the CSXT lease of the Western & Atlantic railroad, owned by the State of Georgia. Both lines are modern, high density single or double track, well maintained railroads. Though neither of these two leases involves private stock ownership, Morgan Stanley noted that the current lease rate offered by NS is approximately twice that paid by NS or CSXT as measured on a MGTM basis.

----------
(8) For the purpose of lease calculation, NS undoubtedly believes that the investment it made in its own interest should not count in the determination of value. It is nothing more than paying for the same investment a second time.

(9) Wilbur Smith & Associates.

(10) See Exhibit II-4 and II-5.


                                     II - 19                    **CONFIDENTIAL**
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CSI OBSERVATIONS

      None of the NCRR's prior studies could anticipate the potential rail environment of a merger of either NS or CSXT with Conrail; the potential restructuring of service routes ("open access") or other concessions that could make the re-routing of overhead traffic even more cost effective than operating over NCRR. Conversely, the value of NCRR as a strategic partner to NS (or perhaps even CXST) could increase under certain conditions that might emerge as a result of a pending merger. It is impossible in the short time frame of this study to assess potential outcomes. Critical information needed to make such assessments is only available to CSXT, NS, and Conrail, and even then, they are months away from concluding their assessments of the possibilities, if they are even considering them.

      In reviewing the alternatives of valuation, RCNLD is a fictitious number. At the calculated cost, the railroad would never be built since less expensive routing alternatives already exist. NLV is a real number for valuation purposes (because the property exists), but still possibly hypothetical in the sense that it is unthinkable that the rail corridor could or would be permitted to be eliminated by the STB, state, or shippers. If neither alternative is realistically possible, then their use in calculating an implied equity value of the NCRR has no real merit. By reason of history, the NCRR's maximum value is as a rail corridor as it now exists. If not of greatest value to NS, then it must be of higher value to the NCRR as an independent operator, CSXT, or to a third party operator. All studies convincingly argue that, with the proposed lease, NCRR is not of higher value to any other operator. Even this argument, however, does not, alone, answer whether the $8 million lease is fair.

      If for no other reason than NS agreed to it, the NCRR is worth $8 million per year to NS. Viewed from perspectives other than suggested by NCRR's consultants, if the 317 route miles of the NCRR are representative of all NS, then it suggests NS might be willing to pay an equivalent lease of $321 million per year for the remaining 12,568 route miles it owns and operates. By comparison, this "equivalent lease" (including NCRR) represents 8 percent of gross freight operating revenues, as reported in the railroad's 1995 Annual Report R-1 submitted to the ICC (now STB). Depending on whose NCRR revenue estimates you use (ALK's $84.4 million, or Mercer's $66 million), the agreed lease rate of $8 million represents 9.5 and 12 percent of revenue respectively, higher than the equivalent of a lease price for all of NS.

      From yet another perspective, the $8 million lease rate translates into $1,792 per MGTM.(11) Applied to the remaining MGTM's of NS (256,408 as reported in Schedule 755 of its Annual Report R-1 to the STB) the lease rate applied to all freight traffic handled by NS would be $459 million per year or 11 percent of its total 1995 freight revenues. By virtually any measure applied by previous consultants or CSI, the lease rate appears to range from reasonable to generous.

----------
(11) As reported by Morgan Stanley, in its August 10, 1995 Board Meeting, based on the 1993 ALK study.


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      The attorney for minority shareholders has made it clear to CSI that private shareholder interest in being bought out by the state is purely cash driven. They perceive the NCRR is significantly undervalued because the NS lease rate is unnecessarily low--below that which NS should and is willing to pay (and further presumes would pay). CSI was also advised by minority shareholder counsel that the potential value of the NCRR as a corridor for high speed passenger and commuter service also adds significant additional value to the owners. On top of minority shareholder claims, NS believes it should earn a return on allowing passenger trains to operate over lines it owns, leases, and maintains, at rates of return similar to those earned by freight service.

      Claims noted above could undermine the very objectives of value that minority shareholders seek. At some point, the whole concept of high speed rail service and/or commuter service becomes economically unsupportable and/or unaffordable. The same would apply to NS claims for compensation. In any event, a substantial additional investment must be made to improve infrastructure and capacity in order to provide either additional new passenger or improved freight service.

      Although outside the scope of study, it is reasonable to question that if public moneys are spent to improve both freight service and line capacity in the corridor (in order to meet passenger and/or commuter transportation needs), whether NS (or any other railroad) is entitled to additional compensation. It is also appropriate to examine whether the potential utility value of the NCRR adds value to stockholders. An examination of past situations where property was condemned for the purpose of building rail lines for commuter or other passenger transportation could add insight whether the potential of providing these services added value to these condemned properties. The fact that the NCRR is the most logical and least expensive corridor in which to build may not be relevant in public works projects.

      The bottom line of value of the NCRR to NS centers on what NS is willing to pay. There is simply no viable alternative, short of unthinkable liquidation of the property or alternatives uses, all of which indicate substantially lower value. Undoubtedly, a factor in NS's reluctance to increase its lease rate offer is the danger of setting a precedent that could affect its other leases.

      NS is also very much aware that no one else can match or exceed its offer for NCRR. Given NS's bargaining position, the only recourse to obtaining a higher rate is the STB. There is no assurance, given the facts we have reviewed, that STB has an adequate basis to justify, let alone compel, NS to pay a higher lease rate for NCRR.

      What NS is willing to pay can be judged in other frames of reference such as lease comparisons made by Morgan Stanley or in another context, the alternative cost to NS of foregoing the lease. One portion of this study attempts to estimate that incremental cost to Norfolk Southern.

      In its valuation of the NCRR, Morgan Stanley assumed lease payments in perpetuity to arrive at its implied equity value of $143.2 million. If the lease rate were discounted for


                                     II - 21                    **CONFIDENTIAL**
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                           Corporate Strategies, Inc.
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30 years (the initial term of the proposed lease) and the estimated residual value of the property were similarly discounted, it is conceivable that the implied equity value of NCRR could be greater than the $143.2 million. For example, assuming a 30 year annual payment of $7.5 million, a discount rate of
5.5 percent (which factors in the inflationary increase in lease payments) and a future property value of NCRR of $300 million (30 years from now), the implied equity value would be as follows:

     Millions
     --------
      $109.0  Present Value of $7.5 million net lease.
        60.1  Present value of $300 million residual property value.
       169.1  TOTAL

      We concur with earlier studies that no single basis of valuation is appropriate for establishing minority stockholder value.

      The next two chapters address NS's incremental cost (i.e., cost increases plus loss of revenue) to bypass NS, and a pro forma for NCRR without NS.


                                     II - 22                    **CONFIDENTIAL**

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                   III - ADDITIONAL COST TO NS TO BYPASS NCRR

OVERVIEW

      If NS were to not renew the NCRR lease, it has alternatives to reroute 100 percent of all non-captive overhead traffic moved by NCRR and to handle terminating traffic in Charlotte, Salisbury, Lexington, Greensboro, and Raleigh that currently moves by NCRR. Under circumstances described below, NS could also handle most, if not all, originating traffic from these cities.

      Conceivably, NS could also work with CSXT to deliver traffic NS originates on its own lines or receives from connection for delivery to destinations in Durham. Under the worst scenario, NCRR could be reduced to an originating and terminating carrier for traffic where NS does not have a competitive point of entry and a switching provider for all other traffic in the above named cities. Even if NCRR were to handle terminating traffic at other points not named above, it would, most likely, receive only a short haul since NS is under no obligation to maximize NCRR's length of haul by interchanging traffic at just Charlotte or Greensboro.

DIVERSION OF OVERHEAD TRAFFIC

      NS could conceivably divert all overhead traffic which currently moves between Charlotte and Greensboro via its alternate line through Winston-Salem. This light density line is not constructed or maintained to the same high standards as the NCRR main line. Also, both Yadkin River bridges, on the Winston-Salem - Mooresville Sub (MPL 13.8) would probably require rebuilding. The same is true of many other lesser bridges, such as the present out-of-service bridge over Peter's Creek in Winston-Salem. Many sections of the line have heavily traveled at-grade crossings, curves, and gradients which will be major obstacles to handling a major increase in traffic, especially in excess of 15-20 trains per day. Many sections of line, besides bridges, will require substantial engineering changes to reduce curvature and perhaps gradients. Large numbers of private and public grade crossings will be a major problem to resolve.

      Access to the NS, from its yard in Charlotte, or directly via a discontinued direct connection with its Atlanta main line, will be a problem. In Greensboro, NS must operate over about 2 miles of NCRR to reach its main line to Danville and beyond. CSI briefly inspected the line, by car and foot, to be discussed in a separate, non-confidential report to be submitted to NCDOT (December 1996).

      Some of the diverted traffic could move north out of Winston-Salem to Roanoke instead of back to the double tracked former Southern line running north out of Greensboro. For some traffic, moving to and from the Hagerstown gateway, this would actually reduce the length of haul, as well as reduce highway conflict problems in Winston-Salem and east through Greensboro.


                                                                **CONFIDENTIAL**
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                           Corporate Strategies, Inc.
--------------------------------------------------------------------------------

      Consulting studies have variously estimated NS' costs to upgrade its line through Winston-Salem as high as $250 million--$150 million to upgrade the line, and another $100 million for 65 miles of additional double track. None of these studies addressed the issue of moving Linwood yard or, at worst, building a whole new classification facility.

      In addition to the one time capital expenses to upgrade the line through Winston-Salem, NS would annually incur incrementally higher annual maintenance costs on the line due to the additional diverted traffic and required higher track standards. But it would avoid all of the maintenance expense it now incurs for the maintenance of NCRR--a more than substantial offset. Additionally, NS would save the lease expense attributable to the Charlottesville-Greensboro portion of the NCRR. Effectively, NS would pay for the ownership and maintenance of only one railroad between Charlotte and Greensboro instead of two. The same comments apply to NS' Greensboro-Raleigh route. NS would save all maintenance expenses on the Raleigh-Morehead City route. NS' own route from Raleigh to New Bern is capable of handling the additional diverted traffic without any capital improvements.

      NS would incur higher operating costs related to the additional length of haul, increased traffic delays, and longer transit time to move trains by all alternate routes.

      In the real world, if NS were not to renew the NCRR lease, it would not simply reroute overhead traffic from Charlotte to Greensboro via the alternate Winston-Salem route, but would (or, more emphatically, must) consider other alternatives, some of which were noted in previous studies (ALK and Mercer). These include:

      o All traffic originating in the Birmingham area or south and west of Birmingham, which now moves via Atlanta-Charlotte-Greensboro and north, could be routed via Chattanooga-Knoxville-Bristol.

      o Traffic originating in the Atlanta area or coming from points southeast of Atlanta could move via Rome-Knoxville-Bristol.

      o Traffic originating northeast of Atlanta but south of the North Carolina border could move by Saluda-Asheville;

      o Some traffic could be interchanged to another railroad for rerouting; and finally,

      o NS would give up some marginal traffic which cannot bear the cost of rerouting.

      CSI does not have information to what extent traffic dispersion or traffic loss might occur, but is safe to assume that less than 100 percent of overhead traffic between Charlotte and Greensboro would be rerouted via Charlotte - Winston-Salem - Greensboro. Thus CSI's estimate of incremental costs of traffic diversion are the maximum NS might incur as a result of re-routing.


                                     III - 2                    **CONFIDENTIAL**
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--------------------------------------------------------------------------------

DIVERSION OF OTHER TRAFFIC

      It is highly probable that NS could force NCRR to either grant switching rights within yard limits of Charlotte, Salisbury, Greensboro, Lexington, and Raleigh or, alternatively, require NCRR to publish switching charges that are no higher than what might be prescribed by the STB. With the NS able to control most originating and traffic terminating in the above named cities, NCRR would be left with very little originating and terminating traffic on the rest of its railroad if NS were able to persuade shippers in these five cities to route by NS (NS could absorb switching costs as an incentive to keep this traffic if it so desires).

      It is conceivable that NS could elect to give up its freight business east of Raleigh, as it once contemplated prior to the construction of a new woodchip producing facility west of Wilson. There is also some uncertainty with the present lucrative movement of oil from Morehead City (Radio Island) to Cherry Point, Seymour Johnson Air Force Base, and Fort Bragg. A proposed plan by the Department of Defense to move this oil via the Colonial Pipeline to Selma and thence by truck or rail to destination is uncertain at this time.

      In summary, there are so many uncertainties with deteriorating relationships between NCRR and NS that if NS were to terminate the lease and aggressively to seek to preserve all traffic originating and terminating in Lexington, Greensboro and Raleigh that now moves by NCRR, NCRR would be little more than a light density shell railroad for its entire length of line.

CALCULATION OF NS COST INCREASES AND REVENUE LOSSES

      Exhibits III-1 and III-2 develop CSI's estimates of NS' maximum incremental cost and revenue losses to retain traffic currently moving via NCRR. Not having access to detailed traffic and operating information needed, CSI used the best available information, developed from prior studies, other information obtained by CSI, and contributions from knowledgeable NCDOT staff.

      In general, CSI attempted to estimate NS traffic and operating units as it now exists (NS operation on NCRR) and then as it might exist (without dispersion of traffic to alternate corridors) if NS were to operate only on its own railroad. If NS could not handle the traffic, it was assumed as being delivered to NCRR for line haul or switching placement.

      Differences in operating and traffic units were multiplied by corresponding unit costs or unit revenues to calculate increases and decreases in cost and revenue payments. To these estimates, further adjustments were made as shown in the two exhibits and described below.

      Besides the described studies, additional information sources used by CSI include the 1996 NS track chart, which shows 1995 millions of gross ton miles
(MGTM) by line segment (these statistics not always reliable, but are the best we have), NS' Annual Report


                                     III - 3                    **CONFIDENTIAL**
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--------------------------------------------------------------------------------
                                 EXHIBIT III - 1
     SUMMARY OF ESTIMATED INCREMENTAL NS OPERATING STATISTICS TO BYPASS NCRR
================================================================================

---------------------------------------------------------------------------------------------------------------

                                                             Estimated Current Units Moving on Segment:
                                                          -----------------------------------------------------
                                                      N                 N                N                N
                                                      o                 o                o                o
                                                      t    Charlotte-   t    Greensboro- t    Raleigh -   t
                                                      e    Greensboro   e      Raleigh   e  Morehead City e
---------------------------------------------------------------------------------------------------------------
1. Miles of Route                                     1        90                81              143
2. Average Running Time, Hours                        2        2                 3                7
3. MGTM                                                      3,827      3       926      3       265      3
4.Carloads Handled on Segment
   Overhead - Non Captive to NCRR                           297,198     4        0       4        0       4
   Overhead - Captive to NCRR                                5,753      4      3,835     4        0       4
   Forwarded and Received - To/From This Segment             28,209     4      49,430    4      7,074     4
                          - To/From Other Segments           39,553     5      6,367     6        0
   Local                                                       0        9        0       9      1,188     9
         Total Carloads Handled on Segment                  370,713            59,632           8,262
6. Equivalent Trains Operated (Total - Both Ways)
   Intermodal & High Priority                                  11       10       0                0
   Other Freight                                               14       10       5       10       0       10
   Locals                                                      2        10       1       10      2.5      10
   Amtrak                                                      6        10       4       10       4       10
7. No. of Switch Engine Tricks (Shifts) Operated               8        11       5       11       0       11
8. Ave Cars Per Train
   Intermodal & High Priority                                  70       12       54      12       0
   Other Freight                                               70       12       54      12       0
   Locals                                                      25       12       25      12       25      12
9. Freight Train-Miles Operated                       18    874,800           174,960          128,700
10. Freight Car-Miles                                 19   58,548,656        8,627,284        3,217,500
11. Freight Locomotive Unit-Miles                     20   2,595,240          443,232          154,440
12. Switch Engine Tricks (Shifts) Operated            21     2,288             1,430              0

13. Orig & Term loads Interchanged to NCRR for Line Haul      - -               - -              - -
14. Captive Overhead Interchanged to NCRR  (Bridge Move)      - -               - -              - -
15. Carloads Lost (Local traffic)                             - -               - -              - -
16. Ave Lost Rev/Carload (Divisions on Orig & Term Loads)     - -               - -              - -
17. Carloads Subject to Switching Charge                      - -               - -              - -
18. Assumed Bridge Divisions per Carload                      - -               - -              - -
19. Revenue per Local Carload
---------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
                                                                  Estimated Units Moving on NS
                                                                   Segment If NCRR is Avoided
                                                          -------------------------------------------------
                                                      N                N                N              N
                                                      o                o                o              o
                                                      t   Charlotte-   t   Greensboro-  t    Raleigh-  t
                                                      e   Greensboro   e    Raleigh     e    New Bern  e
-----------------------------------------------------------------------------------------------------------
1. Miles of Route                                     1       105              103            132
2. Average Running Time, Hours                        2        3                6              6
3. MGTM                                                      4,109     17    761.98     17     0
4.Carloads Handled on Segment
   Overhead - Non Captive to NCRR                           297,198             0              0
   Overhead - Captive to NCRR                                  0                0              0
   Forwarded and Received - To/From This Segment            16,925      7    34,601     7      0
                          - To/From Other Segments          27,002      8     3,973     7      0
   Local                                                       0                0              0
         Total Carloads Handled on Segment                  341,125          38,574            0
6. Equivalent Trains Operated (Total - Both Ways)
   Intermodal & High Priority                                 11                0              0
   Other Freight                                              13                4              0
   Locals                                                      0                0              0
   Amtrak                                                      0                0              0
7. No. of Switch Engine Tricks (Shifts) Operated               2       11       2       11     0
8. Ave Cars Per Train
   Intermodal & High Priority                                 69       12      47       12     0
   Other Freight                                              69       12      47       12     0
   Locals                                                     25       12      25       12     0
9. Freight Train-Miles Operated                       18    907,200          148,320           0
10. Freight Car-Miles                                 19  62,323,611        6,913,268          0
11. Freight Locomotive Unit-Miles                     20   2,831,220         415,296           0
12. Switch Engine Tricks (Shifts) Operated            21      572              572             0

13. Orig & Term loads Interchanged to NCRR for Line Haul    11,284     13    14,829     13   7,074     13
14. Captive Overhead Interchanged to NCRR  (Bridge Move)     5,753            3,835            0
15. Carloads Lost (Local traffic)                              0                0            1,188
16. Ave Lost Rev/Carload (Divisions on Orig & Term Loads)    $193      14     $193      14   $193      14
17. Carloads Subject to Switching Charge                    16,925     15    34,601     15     0
18. Assumed Bridge Divisions per Carload                      $91      16      $91      16    $91      16
19. Revenue per Local Carload                                                                $637      22
-----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                 Estimated Increase (Decrease) in
                                                                  Units to Avoid NCRR                 Total
                                                          ----------------------------------------------------
                                                      N
                                                      o
                                                      t   Charlotte-   Greensboro -  Raleigh -
                                                      e   Greensboro     Raleigh     New Bern
--------------------------------------------------------------------------------------------------------------
1. Miles of Route                                     1        15           22          (11)           - -
2. Average Running Time, Hours                        2        1            3            (1)           - -
3. MGTM                                                      281.49      (164.37)     (264.97)       (147.85)
4.Carloads Handled on Segment
   Overhead - Non Captive to NCRR                              0            0             0            - -
   Overhead - Captive to NCRR                               (5,753)      (3,835)          0            - -
   Forwarded and Received - To/From This Segment            (11,284)     (14,829)      (7,074)         - -
                          - To/From Other Segments          (12,551)     (2,394)          0            - -
   Local                                                       0            0          (1,188)         - -
         Total Carloads Handled on Segment                  (29,588)     (21,058)      (8,262)         - -
6. Equivalent Trains Operated (Total - Both Ways)
   Intermodal & High Priority                                  0            0             0            - -
   Other Freight                                              (1)          (1)            0            - -
   Locals                                                     (2)          (1)           (3)           - -
   Amtrak                                                     (6)          (4)           (4)           - -
7. No. of Switch Engine Tricks (Shifts) Operated              (6)          (3)            0            - -
8. Ave Cars Per Train                                                                                  - -
   Intermodal & High Priority                                 (2)          (8)            0            - -
   Other Freight                                              (2)          (8)            0            - -
   Locals                                                      0            0                          - -
9. Freight Train-Miles Operated                       18     32,400      (26,640)     (128,700)     (122,940)
10. Freight Car-Miles                                 19   3,774,955   (1,714,016)   (3,217,500)   (1,156,561)
11. Freight Locomotive Unit-Miles                     20    235,980      (27,936)     (154,440)       53,604
12. Switch Engine Tricks (Shifts) Operated            21    (1,716)       (858)           0          (2,574)

13. Orig & Term loads Interchanged to NCRR for Line Haul
14. Captive Overhead Interchanged to NCRR  (Bridge Move)
15. Carloads Lost (Local traffic)
16. Ave Lost Rev/Carload (Divisions on Orig & Term Loads)
17. Carloads Subject to Switching Charge
18. Assumed Bridge Divisions per Carload
19. Revenue per Local Carload
--------------------------------------------------------------------------------------------------------------


                                     III - 4                    **CONFIDENTIAL**

                           Corporate Strategies, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 EXHIBIT III - 2
             SUMMARY OF ESTIMATED INCREMENTAL NS OPERATING COSTS TO
            BYPASS NCRR - 1995 NS COST BASE - 3RD QTR 1996 COST LEVEL
================================================================================

---------------------------------------------------------------------------------------------------------------------------------
                                                                     N                                 Morehead
                                                                     o                                City(NCRR)/
                                                                     t    Charlotte-    Greensboro-    New Bern
            Summary of Applicable Unit Costs              Unit Cost  e    Greensboro      Raleigh        (NS)           Total
---------------------------------------------------------------------------------------------------------------------------------
1.  Route Miles via NCRR                                                           90            81           143            314
2.  Route Miles via NS                                                            105           103           132            340
3.  Increase in Traffic Route Miles                                                15            22           (11)            26
---------------------------------------------------------------------------------------------------------------------------------
NS Incremental Operating Statistics via Alternate Route
4.  Millions of Gross Ton-Miles (MGTM)                                         281.49       (164.37)      (264.97)       (147.85)
5.  Locomotive Unit Miles (LUM)                                               235,980       (27,936)     (154,440)        53,604
6.  Freight Car-Miles (Loaded plus Empty)                                   3,774,955    (1,714,016)   (3,217,500)    (1,156,561)
7.  Train-Miles                                                                32,400       (26,640)     (128,700)      (122,940)
8.  Switch Engine Tricks (Shifts) Operated                                     (1,716)         (858)            0         (2,574)
9.  Cars Assessed Switching Charge                                             16,925        34,601             0         51,526
10. NCRR Cars Subject to Revenue Divisions Payment                             11,284        14,829         7,074         33,187
11. Captive Overhead Cars Subject to Revenue Divisions                          5,753         3,835             0          9,588
12. Local Traffic Carloads Lost                                                     0             0         1,188          1,188
---------------------------------------------------------------------------------------------------------------------------------
13. Present MofW Long Run Costs Per Mile of Route - NCRR             23       $52,000       $46,000        $27,000
14.                                   - NS Alternate Route           23       $20,000       $20,000        $26,000
15. MofW Costs Per Mile on Alternate Route if Traffic is Diverted    23       $48,000       $38,000        $26,000
                                                                              -------       -------        -------
16. Incremental Cost Increase Per Mile on Alternate Route                     $28,000       $18,000             $0
---------------------------------------------------------------------------------------------------------------------------------
Some cost increases (becreases) are based 1995 NS System Average Costs indexed to 396. Some costs decrease because there are fewer units of traffic, in spite of the longer length of haul via NS Alternate Route.

17. Gross Ton-Mile Costs ($/GTM)
    Fuel Portion                                          $0.00080   25      $225,280     ($131,545)    ($212,059)     ($118,325)
    MofE Portion                                          $0.00022   25       $61,518      ($35,922)     ($57,908)      ($32,312)
    MofW Portion                                          $0.00147   25      $415,126     ($242,401)    ($390,764)     ($218,039)
    All Other                                             $0.00178   25      $501,883     ($293,060)    ($472,429)     ($263,606)
18. Locomotive Costs ($/LUM)
    Fuel Portion                                          $0.99343   25      $234,430      ($27,753)    ($153,426)       $53,262
    MofE Portion                                          $0.50399   25      $118,931      ($14,079)     ($77,836)       $27,016
    MofW Portion                                          $0.00466   25        $1,101         ($130)        ($720)          $250
    All Other                                             $2.71414   25      $640,483      ($75,822)    ($419,172)      $145,489
19. Train-Mile Costs ($/TRN-MILE)
    Train Labor                                           $5.10870   25      $165,522     ($136,096)    ($657,490)     ($628,063)
    All Other                                             $1.74352   25       $58,490      ($46,447)    ($224,391)     ($214,348)
20. Car-Mile Costs (Incl 38% Private Cars) ($/CAR-MILE)   $0.06711   26      $253,340     ($115,029)    ($215,929)      ($77,618)
21. Yard Switching ($/ENGINE MINUTE)                        $4,493   25   ($3,701,168)  ($1,850,584)           $0    ($5,551,753)
                                                                          ------------  ------------           --    ------------
22. Subtotal Cost Changes, Based onSystem Average Costs                   ($1,027,065)  ($2,968,869)  ($2,882,123)   ($6,878,056)
23. Subtotal, Excluding MofW Costs Included Above                         ($1,443,291)  ($2,726,338)  ($2,490,639)    $6,660,268
Revenue and Other Cost Adjustments - Increase (Decrease)
Revenue Adjustments
24. Switching Payments to NCRR                                $100   24    $1,692,540    $3,460,100            $0     $5,152,640
25. Divisions Paid for NCRR Traffic Subject to Divisions      $193   14    $2,177,735    $2,861,997    $1,365,282     $6,405,014
26. Divisions Paid to NCRR for Captive O'hd Traffic            $91   16      $522,372      $348,218            $0       $870,590
27. Lost Revenue, NCRR Local Traffic                          $637   22            $0            $0      $757,000       $757,000
28. Amtrak Receipts                                                  28      $331,967      $199,180       $68,852       $600,000
                                                                             --------      --------       -------
29.  Subtotal - Divisions Paid or Revenue Lost to NCRR                     $4,724,614    $6,869,495    $2,191,134    $13,785,244
MofW Cost Savings
30. Savings - No Longer Maintain NCRR                                     ($4,680,000)  ($3,726,000)  ($3,861,000)  ($12,267,000)
31. Additional Cost to Maintain NS Route                                   $2,940,000    $1,854,000            $0     $4,794,000
32. Maintenance Cost Adjustment, first 5 years                       31   ($1,093,419)    ($849,136)                 ($1,942,555)
                                                                          ------------  ------------
33.         Subtotal - Reduction in MofW Costs                            ($2,833,419)  ($2,721,136)  ($3,861,000)   ($9,415,555)

Other Cost Increases (Decreases)
34. Car Hire Saved, Cars Interchanged to NCRR on Divisions           27      (350,459)     (438,222)     (231,336)   ($1,020,017)
35. Lease Payments to NCRR                                           29   ($6,100,881)  ($1,476,723)    ($422,397)   ($8,000,000)
36. Capital Improvements (Annuity Value) *                           30    $9,760,759    $4,787,420            $0    $14,548,179
                                                                           ----------    ----------            --
37.         Subtotal, other adjustments                                    $3,309,420    $2,872,475     ($653,733)    $5,528,162
40. GRAND TOTAL ANNUAL COST INCREASE                                       $3,757,323    $4,294,497   ($4,814,237)    $3,237,583
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY
Cost Reductions
41. Reduction in Maintenance Costs                                        ($2,833,419)  ($2,721,136)  ($3,861,000)   ($9,415,555)
42. Savings in NCRR Lease Payments                                        ($6,100,881)  ($1,476,723)    ($422,397)   ($8,000,000)
43. Other Operating Costs                                                 ($1,793,750)  ($3,164,560)   $2,721,975     $7,680,285
Cost Increases
44. Amortization of Capital Improvements*                                  $9,760,759    $4,787,420            $0    $14,548,179

45. Lost Revenue                                                           $4,724,614    $6,869,495    $2,191,134    $13,785,244
                                                                           ----------    ----------    ----------    -----------
46. GRAND TOTAL ANNUAL COST INCREASE                                       $3,757,323    $4,294,497   ($4,814,237)    $3,237,583
---------------------------------------------------------------------------------------------------------------------------------

      *This annuity payment is very sensitive to initial cost, interest rate, and life of amortization. If capital costs were $50 million higher than the $100 million assumed for Charlotte - Greensboro and $50 million Greensboro - Raleigh, the annuity cost to NS would increase by about another $4.648 million per year.


                                     III-5                      **CONFIDENTIAL**

                           Corporate Strategies, Inc.
--------------------------------------------------------------------------------

NOTES TO EXHIBITS III - 1 AND III - 2

1     From NS Track Charts

2     CSI Estimated Average

3     From NS 1995 Track Charts:

      -----------------------------------------------------------------------------------------------------------
                                                                                              Segment
                                                                  Segment      ----------------------------------
                      Miles from  Station Name   Miles from   Miles (between   Millions of   Gross Ton   MGTM
      Station Name      Raleigh                    Raleigh      (stations)     Gross Tons      Miles     Total
      -----------------------------------------------------------------------------------------------------------
      Charlotte             173.4 Salisbury             130.6            42.8         39.8     1703.44
      Salisbury             130.6 Linwood               120.9             9.7         55.3      536.41
      Linwood               120.9 High Point             96.5            24.4         43.3     1056.52
      High Point             96.5 Greensboro             84.1            12.4         42.8      530.72    3827.09

      Greensboro             84.1 Durham                 25.5            58.6         11.5      673.9
      Durham                 25.5 Raleigh                   0            25.5          9.9      252.45    926.35

      Raleigh                     Selma                                  28.4          2.3       65.32
      Selma                       Goldsboro                              18.7          2.5       46.75
      Goldsboro                   New Bern                               56.5          1.2        67.8
      New Bern                    Morehead City                          37            2.3        85.1    264.97
                                                                                            Total        5018.41
       ----------------------------------------------------------------------------------------------------------

4 Estimated Breakdown of Carloads by Segment, From ALK Data. Apportionments to each segment are made from pooled knowledge of CSI and NCDOT staff, since no other information was available to the Study Team upon which to make such assignments.

      -----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Overhead   Overhead
                                          Total        Total LFROC   Local          Forwarded   Received    Captive   Non-Captive
      -----------------------------------------------------------------------------------------------------------------------------
      On NCRR
      Carloads - As Estimated by ALK         392,686        95,488          1,188      27,956   56,756     9,588          297,198
         CSI Apportionment by Segment
       Charlotte Greensboro                  331,160        33,962              0      11,182   17,027     5,753          297,198
       Greensbor - Raleigh                    53,265        53,265              0      15,376   34,054     3,835                0
       Raleigh - Morehead City                 8,262         8,262          1,188       1,398    5,676         0                0
         Distibution Assumptions made by study team:
       Charlotte Greensboro                                                    0%         40%      30%       60%             100%
       Greensbor - Raleigh                                                     0%         55%      60%       40%               0%
       Raleigh - Morehead City                                               100%          5%      10%         0               0%
       ----------------------------------------------------------------------------------------------------------------------------

5 CSI assumed that 70 Percent of all traffic orignating or terminating EAST of Greensboro, moves over this segment to Charlotte (70% x (49430 + 7074) = 39553)

6 CSI assumed that 90 percent of all traffic orginating or terminating EAST of Raleigh, moves ove this segment to Greensboro.(90% x 7074 = 6367)

7 CSI assumed that NS could keep 60 percent of all traffic originating or terminating on the Charlotte to Greensboro segment through switching rights at Charlotte, Salisbury, and Greensboro, and possibly Lexington through its 50% ownership in the Winston Salem Southbound (WSS) (60% x (11182 + 17027 = 16925) For the Greensboro - Raleigh Segment, we have assumed that NS could keep 70 percent of all originating and terminating traffic - basically most of that orignates or terminates in Raleigh (again through switching rights), or terminating traffic in the Raleigh area which it could interchange to NCRR at Raleigh. (70% x (5676 +15376 + 34054) = 34601) For the Raleigh - Morehead City segment, we have assumed that all other traffic orginating and terminating is lost, except for grain and coal traffic which terminates in Selma, Goldsboro, and Morehead City, which would be interchanged to NCRR at Raleigh (.7 x 5676 = 3973).

8 CSI assumed that 70 Percent of all traffic orignating or terminating EAST of Greensboro, moves over this segment to Charlotte (70% x (34601 + 0) = 24221)

9 Local traffic is believed to be mostly jet fuel moving between Radio Island and points served by NCRR

10 Estimated by NCDOT staff and CSI current data on NS operations. Some trains originate or terminate at Linwood. CSI attempted to convert trains operated to the equivalent of operations over the entire segment. Actual operations vary as extra trains may be operated, or some schedules may be annulled.

11 It is CSI's understanding that the following switch tricks (shifts) are operated. Most are five day, but some are 7 day schedules.
      1     Charlotte Switcher (5 day)
      6     Linwood (7 day) is CSI's current estimate. Formerly, up to ten 5 and
            7 day jobs were bulletined at this facility.
      1     Greensboro
      1     Durham
      3     Glenwood Yard (Raleigh) (7 day)
      1     Raleigh
      Assuming NS pays NCRR to do switching, assume the number of tricks (shifts) is cut back to 1 in Charlotte, 1 in Greensboro, and 2 in Raleigh.

12 Ave Car-Miles per Train-Mile is 64, according to AAR's Analysis of Class I Railroads for NS. Average Cars Per Train were estimated by adding total carloads handled on each segment, adding an allowance for empty cars (equal to 74% of loads), subtracting an average of25 cars (loads and empties) per local x 250 days (5 days per week, 50 weeks), and divinding by the number of trains operated (360 day year).

13 Overhead Captive plus Carloads Originated and Terminated on NCRR Segment Minus Cars Still Handled via NS Route Charlotte to Greensboro (5753 + 28209 - 16925 = 11284) Greensboro to Raleigh (3835 + 49430 - 34601 =
      14829) Greensboro to Morehead City (0 + 7074 - 0 = 7074)

14 Average Divisions assumed using ALK formula = 100 Mile block plus an assumed ave of 40 mile haul on NCRR, or basically the equivalent of 140 miles times average revenue per loaded car-mile of $2.27 would yield $317per car, which we believe is much more than NS would allow. CSI believes NS would more likely allow the equivalent of a switch charge, some additional allowance for station clerical (NS's own costs is about $12.82 per carload), and, at best, an average revenue per loaded car-mile of $2.00, which is more than most regional or short lines earn per loaded car-mile if orginating and terminating allowances are excluded. Under this basis, an average division rate would be closer to 40 miles x $2.00 per loaded car-mile + $100 switching + $13 clerical = $193

15 All orginating and terminating traffic which was not assumed interchanged to NCRR was assumed to be handled by NCRR under a switch charge. This study assumed no traffic losses to truck or interchange to CSXT.


                                     III-6                      **CONFIDENTIAL**

                           Corporate Strategies, Inc.
--------------------------------------------------------------------------------

NOTES TO EXHIBITS III - 1 AND III - 2

16 Assumed same average Revenue per Car-Mile as NS $2.27). Assumed 40 mile payment.

17 Millions of Gross Ton Miles were calculated by Multiplying the ALK estimated numbers by the ratio of route mileage, NS/NCRR and the ratio of Carloads Handled over the segment, NS/NCRR. For example, from Charlotte to Greensboro, Adjusted MGTM = (105/90 x 3827.09 x 341125/370713 = 4108.58)

18 Freight Train Miles Operated is calculated as segment length times trains operated times 360 days year

19 Freight Car-Miles is calculated as the sum of cars per train type times trains operated times 360 days per year

20 Locomotive Unit Miles are calculated as train miles by train type times a CSI estimated average of 3.5 units for Intermodal and High Priority 2.8 Units for Other freight, and 1.2 unit for local trains. The NS average of Locomotive Units Miles per Train-Mile is 2.5

21    Assume an average of 5.5 days per week, 52 weeks per year.

22    ALK, $757,000 divided by 1,188 Carloads

23 Based on AAR's Analysis of Class I Railroads (Lines 172, 174, and 335), NS average Mofw Costs per mile of route operated were $43,910 in 1995, includinding depreciation, and $30,246 excluding Road Property Depreciation. Estimates assumed by CSI for this study are based on reasonable assumptions relative to NS, personal observations of portions of the routes involved, and industry experience. Actual costs may be more or less than CSI's estimates. Without Amtrak on its own lines, NS will no longer need to maintain track to 79MPH standards for passenger service.

24 Switching Charges may vary greatly. $100 is estimated as a reasonable average composite rate for all traffic that may be handled, especially since some some traffic is switched in multiples, and the line-haul carrier typically absorbs car-hire for about 3 days.

25 See Appendix. Based on Rail Form A Costs for NS, prepared from NS's Annual Report Form R-1. Though URCS unit costs are now officially used by the Surface Transportation Board, URCS still uses the Rail Form A formula defualts, yielding essentially the same unit costs used here. NS 1995 unit costs were escalated to Third Quarter 1996 cost levels using AAR's composite QMPW (Quarterly Price, Material, Wages) Indices.

26 CSI made rough estimate that 30 out of every 80 cars handled were private line cars (38%), not subject to time (and, in most cases, mileage) charges.

27 The average car delivered to NCRR is assumed to spend 2.5 days loading or unloading, plus another 2 days on line, or a total of 4.5 days. Car-Hire is assumed at roughly $10 per day for cars with railroad markings, or $6.20 for a weighted average of both private and railroad owned cars. NS cars are treated the same as foreign railroad cars (cars owned by other railroads). Then, 4.5 days x $6.20 = about $28 per carload. For Captive Bridge Traffic, only a 1 day savings per carload was assumed, or $6 per carload.

28 Apportioned based on Passenger Train Miles. On Raleigh to Morehead City section, passenger trains operate between Selma and Raleigh, a distance of about 28 miles. Passenger train-miles per day are about 6 x 90 = 540 between Charlotte and Greensboro, 4 x 81 = 324 between Greensboro and Raleigh, and 4 x 28 = 112 between Raleigh and Selma. Total daily passenger train-miles are about 976.

29    Pro rated on MGTM by segment, calculated in Note 3.

30 CSI believes Wilbur Smith's estimates of about $250 million to upgrade just NS's Charlotte - Greensboro line are high in some areas, low in others. Based on informal onversations with a knowledgeable NS MofW expert, and our own observations, we believe the upgrade costs for the Charlotte to Greensboro line will be closer to $1 million per mile, and perhaps on the Greensboro to Raleigh line, closer to $500,000 per mile. The Winston Salem to Greensboro section is already in excellent condition, and requires only additional passing sidings, train control, and grade crossing improvements to handle much higher traffic volume. To calculate annuity cost, we have assumed a 40 year life, and a 9% interest (discount) rate.

31 As a result of major capital upgrade expenditures, average maintenance expenses will be greatly reduced for the first five years or so. We have estimated these savings at roughly 60 percent of average maintenance cost per year, for the first 5 years. These savings were converted to an annuity cost by first calculating the present value of these savings at 9% interest, then converting that PV to an annuity equivalent over 40 years

      Misc. NS Statistics for Analysis of Class I Railroads for 1995
      Ave Tons Per Carload (Analysis of Class I Railroads, 1995 - NS)
      Line 174 - Total MofW (1,000)                                   632957
      Line 172 - Road Depreciation (1,000)                            196958
      Line 335 - Miles of Road Operated                                14415
        Ave MofW Per Mile of Road Operated                           $43,910
        Ave MofW Per Mile of Road Operated (Excl. Deprn)             $30,246

      Line 528 -  Total Carloads Originated                        3,435,207
      Line 529 - Total Tons Originated                           223,000,888
        Ave. Net Tons Per Carload Originated                            64.9

      Line 655 - Loaded Car-Miles (1,000)                          1,702,523
      Line 656 - Empty Car-Miles (1,000)                           1,257,532
        Ratio - Empty to Loaded Car-Miles                                74%

      Line 725 - Road Locomotive Unit-Miles per Train-Mile                 3
      Line 726 - Freight Car-Miles Per Train-Mile                         64
      Line 727 Gross Ton-Miles Per Train-Mile                          5,289
      Line 728 Net Ton-Miles Per Train-Mile                            2,632
      Line 734 - Rev Ton-Mile Per Gros Ton-Mile (Ex. Loco)               54%
      Line 735 - Percent of Loaded to Total Frt Car-Miles             57.52%
      Line 736 - Net Ton-Miles Per Loaded Car-Mile                        72
      Line 738 - Freight Revenue Per Rev Ton-Mile (Cents)               3.06
      Line  739 - Freight Service Rev Per Rev Ton-Mile (Cents)          3.15
      Line 740 - Freight Service Revenue Per Loaded Car-Mile           $2.27


                                     III-7                      **CONFIDENTIAL**

                           Corporate Strategies, Inc.
--------------------------------------------------------------------------------

Form R-1 for 1995, as submitted to the STB, AAR's Analysis of Class I Railroads (which contains additional information and useful statistics on NS and other railroads), and the Rail Formula A unit cost database for NS for 1995. Exhibit III-3 is a graphical summary of traffic density (MGTM's) on selected NS routes (including NCRR).

      CSI has attempted to be methodical in each step of its development of incremental revenue and cost. Extensive footnotes to the Exhibits further describe, in more detail, assumptions made or used in our calculations and, in many cases, exactly how each computation was made.

      Given that 1993 Waybill Samples developed by ALK and 1995 MGTM statistics from NS track charts were used in the study, it was important to make cross checks to determine if there is reasonable consistency and reliability in combining data from different sources. One of these checks is in the calculation of average cars per train. CSI used carload information supplied by ALK, apportionments of certain carloads over segments using estimating factors developed by CSI, average empty car return ratios from NS 1995 data, and average number of trains operated as reported by NCDOT and NS. The calculation of average cars per train, using information described, yielded an average cars per train that compares favorably with NS system averages on the Charlotte-Greensboro corridor and fits reasonably well with our knowledge of NS operations on the Greensboro-Raleigh corridor. Given the assumptions made (and possible variations), CSI is of the opinion that the costs developed, as represented in the exhibits are within plus or minus 20-25 percent of actual costs as they might have been calculated if better information were available.

      While the development of cost calculations are shown in Exhibits III-1 and III-2, the bottom section of Exhibit III-2 summarizes cost reductions, cost increases, and lost revenue in the following categories:

                                  EXHIBIT III-4

                           NET NS COSTS TO AVOID NCRR

                                                         Annuity Dollars
                            Item                            (Millions)
            Reduction in track maintenance costs              ($9.4)
            Savings in NCRR lease payments                     (8.0)
            Savings in other operating costs                   (7.7)
            Capital improvements amortization*                 14.5
            Lost revenue                                       13.8
                                                               ----
            Net annual cost increase*                          $3.2

            * This annuity is very sensitive to initial capital costs to upgrade the alternative route. If costs are $50 million higher than the $150 million assumed, it adds $4.6 million in annuity costs.


                                     III - 8                    **CONFIDENTIAL**

                           Corporate Strategies, Inc.
--------------------------------------------------------------------------------

                                EXHIBIT III - 3
                            North Carolina Railroad

                              and Connecting Lines
                            Norfolk Southern Tonnage

                         Millions of Gross Tons - 1995

                               [GRAPHIC OMITTED]


                                     III - 9                    **CONFIDENTIAL**

                           Corporate Strategies, Inc.
--------------------------------------------------------------------------------

      As noted above, the net increase in cost calculated is the maximum cost (or loss of revenue) that NS would sustain under the assumptions made. Traffic diversion options other than an assumed rerouting of all overhead traffic over its own line between Charlotte and Greensboro may significantly reduce the net annual cost summarized above.

Linwood (Spencer) Yard

      Initially, CSI believed that Linwood (Spencer) yard was an indispensable part of NS operations over the NCRR. We have learned from a variety of sources, however, that this yard no longer has the importance it once had. First, the yard was built by Southern Railway (the former lessor of NCRR) for its particular needs. With the merger of the Norfolk and Western (N&W) and Southern, other major yards on the former N&W made the Linwood yard less important. With the increasing industry trend toward run through and intermodal trains (which do not require switching), there is simply less need for yards, not only on the NS but other railroads throughout the US. In fact, it is our understanding that some traffic which could be classified elsewhere, is moved to Linwood for classification, just to keep the yard busy. Thus, the need to move Linwood (Spencer) yard or build a new yard in order for NS to move off NCRR does not appear necessary.

Capital Upgrade Costs

      Wilbur Smith Associates' estimate to upgrade NS' present Charlotte - Winston-Salem - Greensboro line is, we believe, high in some respects, and low in others. Specifically, we note that Wilbur Smith estimates over half of the cost of upgrading the existing line is in installing train control signals. While CSI staff are not qualified C&S (Communication and Signal) engineers, it is our belief that NS' investment in train control would be far less than the estimated half-million plus dollars per mile. We do note, however, that no specific allowance for bridge upgrades was made, especially two major structures over the Yadkin River. From conversations with NCDOT, and our own observations in Chapter III, large increases in traffic over this line will cause problems in Charlotte, Winston-Salem, and several smaller communities through which the present light density line runs. The extent to which additional capital costs would be required to alleviate concerns is not known.


                                    III - 10                    **CONFIDENTIAL**


-------------------------Corporate Strategies, Inc------------------------------

                  IV - PRO FORMA ANALYSIS OF NCRR OPERATIONS
                             WITHOUT NS AS LESSEE
OVERVIEW

      As noted in Chapter III, besides diverting all non-captive overhead traffic, NS is in a decisive position to keep all traffic it presently terminates in Charlotte, Salisbury, Lexington, Greensboro, and Raleigh that is currently located on NCRR lines (assuming traffic did not originate on NCRR). NS could also keep most if not all of originating traffic in the same switching areas if it chose to do so, by providing rates and the service that induce shippers (which remain with rail) to route via NS. NS can, in all probability, obtain either switching rights in these towns or force NCRR to provide switching service at STB prescribed rates.

      If NS diverts traffic away from NCRR, it is likely to be an all-or-nothing approach, at least with respect to non-captive overhead traffic, since it spreads the high cost of plant improvements over more traffic. Other traffic would be selectively diverted, depending on what NS determines is in its best interests. Once the fixed plant upgrade investment is made, NS would not be interested in resuming operations over NCRR except under terms which are much more favorable than the present lease.

      Traffic diversion would include all intermodal and time sensitive freight. Fully upgraded, the alternate route would probably add 1 to 3 hours between Charlotte and Danville (via Greensboro), and perhaps break even or save time on traffic routed via the Hagerstown gateway (through Roanoke). Running time from Greensboro to Raleigh could be 2 - 4 hours longer.

      CSI notes that pro forma analyses were previously done by ALK in March 1995. Their approach focused on what NCRR's contribution is to NS, using a pro-rata operating statistic basis of apportioning cost groups. This approach has several weaknesses:

      o At least 20 percent of railroad costs are fixed and statistically do not vary with operating statistics;

      o     Many costs are a function of more than one operating statistic;

      o There is auto-correlation between operating statistics and costs. For example, train crew wages can be statistically proven to correlate well with either train-miles (most logical), car-miles (logical), or gallons of diesel fuel consumed (not logical, but there is a strong relationship between fuel consumed and train-miles);

      o     Productivity varies with volume; and, very significantly,

      o     The NCRR must still be maintained for passenger train speeds.

                                                           **CONFIDENTIAL**
-------------------------Corporate Strategies, Inc------------------------------

      CSI's approach to pro forma development is similar to that used by a short line operator interested in purchasing or leasing the railroad with the exception that it makes no capital investment or lease payments (i.e., all profits pass to the owner).

      Because of insufficient traffic details, some uncertainties with actions NS might take if the lease were not renewed, and further uncertainties with respect to rate "divisions" (or other form of revenue sharing) our evaluations contain many uncertainties, though we believe they represent a considerable improvement to ALK's ratio approach to pro forma development.

PRO FORMA DEVELOPMENT

      Chapter III develops possible traffic losses, divisions payments, and switching payments to NCRR if NS were to bypass NCRR. These losses to NS represent inputs to NCRR's traffic base and freight related income stream. Additionally, NCRR will continue to derive payments from Amtrak, leases, and other income associated with operating and nonoperating properties.

      Similar to our analysis in Chapter III, the NCRR was divided into three segments for the preparation of a pro forma. Each segment was analyzed as an independent operation, though some consideration was given to the economies of a single management organization and management covering all three segments.

      With the above approach, costs were estimated based on reasonable allowances for the size of railroad, traffic, and other considerations, similar to an approach one might use to prepare a "zero based budget" for operation of each "division" of the NCRR. Some costs, however, vary directly with traffic and operating activities. These relationships are built into CSI's regional railroad costing model.

      Selected inputs to the pro forma model for each NCRR segment are contained in Appendix B, Exhibits B-1 through B-9 for the Charlotte-Greensboro segment, Exhibits B-13 through B-21 for the Greensboro-Raleigh segment, and Exhibits B-25 through B-33 for the Raleigh-Durham segment.

      Among the many outputs which can be generated by the regional railroad pro forma model, are 10 year pro forma statements of Profit and Loss, Cash Flow, and the Balance Sheet. These outputs are included as Appendix Exhibits B-10 through B-12 for the Charlotte-Greensboro section, Exhibits B-22 through B-24 for the Greensboro-Raleigh section, and Exhibits B-34 through B-36 for the Raleigh-Morehead City section. Summary findings from the pro formas are shown in
Exhibit IV-1.

                                   IV - 2                  **CONFIDENTIAL**

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-------------------------Corporate Strategies, Inc------------------------------

                                  EXHIBIT IV-1
                    SUMMARY OF FIRST YEAR PRO FORMA ESTIMATES
                         NCRR AS AN INDEPENDENT OPERATOR
                      UNDER NS DIVERTED TRAFFIC ASSUMPTIONS
                                 ($ Thousands*)

                             Charlotte-   Greensboro-     Raleigh-
                             Greensboro     Raleigh     Morehead City       Total
                             ----------   -----------   -------------       -----
Revenue
-------
   Freight Divisions              $2,126        $2,455         $2,122        $6,703
   Switching                       1,693         3,460              0         5,153
   Demurrage                          69            91             51           211
   Property Rents                     30            30              0            60
   Amtrak                            373           241             69           683
                                  ------        ------         ------       -------
Total Revenue                     $4,291        $6,276         $2,241       $12,808
Expenses
--------
   Maintenance of Way             $3,618        $3,258         $2,335        $9,211
   Maintenance of Equipment          270           327            174           771
   Transportation                    535           689            339         1,563
   G & A                             269           303            230           802
   Car-Hire & Other                  250           279             60           589
                                  ------        ------         ------       -------
Total Operating Expenses          $4,943        $4,857         $3,138       $12,938
Net Ry Operating Expenses         ($652)        $1,420         ($897)        ($129)
Fixed Charges (Debt) Interest        249           286            179           714
                                  ------        ------         ------       -------
Net Income                        ($902)        $1,134       ($1,075)        ($843)
*Numbers may not add exactly due to rounding.


      The pro forma, as developed by CSI under stated assumptions, suggests that the Charlotte-Greensboro segment would lose approximately $.9 million annually in net income, the Greensboro-Raleigh segment would earn approximately $1.1 million, and the Raleigh- Morehead City segment would lose approximately $1.1 million. Combined, the NCRR would lose approximately $.8 million per year as an short line, independent of traffic NS could haul.

      The most significant issue in operating NCRR as a stand alone railroad is the need to maintain the railroad to passenger train standards (79 MPH in signalled territory, 59 MPH in "dark" or unsignalled territory). CSI estimates that NCRR could save approximately $12,000 per track mile if it need only maintain track to Class III level, or 40 MPH operation. Applied to the line between Selma and Charlotte, this would produce a reduction in maintenance of way costs of $2.4 million per year. The $600,000 annual payment from Amtrak does not come close to covering the extra maintenance costs required solely to protect passenger service.

                                   IV - 3                  **CONFIDENTIAL**

-------------------------Corporate Strategies, Inc------------------------------

      If passenger services were excluded, the $.8 million loss would turn into a $1.0 million profit (a $2.4 million reduction in maintenance cost minus $.6 million loss Amtrak payments, minus $.8 million loss, equals $1.0 million profit). This earning level, however, is far below current net earnings of approximately $7.5 million based on the rejected minority shareholders lease. By short line or regional railroad standards, a $1.0 million profit on $12.8 million in revenue is a marginal level of contribution to fixed charges not considered in this study (capital costs of ownership) and profit.

      Our study highlights the role of maintenance of way costs in running a light traffic density railroad. With both heavy freight and passenger operation, the freight operator benefits from a high speed, well maintained rail--a luxury that a small short line or regional railroad operator with low traffic density cannot afford. Should the NCRR be an independent operator, it then puts the state in a difficult position of subsidizing the higher cost of track maintenance required to support passenger trains or seeing passenger traffic rerouted (some of it perhaps, ironically, over the NS upgraded bypass line).

CONCLUSIONS

      None of the previous studies, nor this study support or justify terminating the NS lease based on unreasonableness. Approached from every reasonable viewpoint or basis of comparison using information available to CSI, the $8 million lease rate offered by NS does not appear inequitable, unreasonable, or below what NS should pay.

      Delay in the resolution of the present disagreement between the Board and the minority stockholders of the NCRR risks a significant, deleterious effect on the value of the property. With uncertainty over continuing service over the NCRR, Norfolk Southern can be expected to make incremental decisions that may gradually shift more traffic away from NCRR. The longer the delay in resolving lease related issues, the greater will be NCRR's risk exposure (a greater likelihood of negative impacts on NCRR). NS is already "banking" maintenance cost savings for application to the outcome of lease negotiations (to invest in its own lines, or reinvest back in the NCRR route).

                                 * * * * * * * *

      CSI appreciates the opportunity to work with NationsBanc Capital Markets, Inc. to assist in its value determination of NCRR as part of the State of North Carolina's plan to buy out minority shareholders. We would be pleased to answer questions about this report.

                                   IV - 4                  **CONFIDENTIAL**

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